Alliance Leicester

06012602

Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

5 April 2006

Dear Sir or Madam

SUPPL

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 February to 31 March 2006.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

1990006 (4/05)

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 96 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Directors

28 February 2006	Exercise of Share Options	Richard Pym
	Exercise of Share Options	Richard Banks
	Exercise of Share Options	David Bennett
	Exercise of Share Options	Christopher Rhodes
	Exercise of Share Options	Simon Baum
	Exercise of Share Options	Stuart Dawkins
	Exercise of Share Options	Ian Lawrence
	Exercise of Share Options	William Sutton
	Exercise of Share Options	Gary Wilkinson
	Exercise of Share Options	Stephen Leonard
	Exercise of Share Options	Andrew Lee
1 March 2006	Exercise of Share Options	Graham Pilkington
	Exercise of Share Options	Laurence Permutt
10 March 2006	Exercise of Share Options	Timothy Lloyd
	Exercise of Share Options	Shaun Astley
	Exercise of Share Options	Graham Pilkington
	Exercise of Share Options	Sean Murphy
	Exercise of Share Options	Simon Baum
	Exercise of Share Options	Gary Wilkinson
	Exercise of Share Options	Stuart Dawkins
	Exercise of Share Options	Bryce Glover
	Exercise of Share Options	Michael Thomas
	Exercise of Share Options	Andrew Lee
	Exercise of Share Options	Andrew Robinson
	Exercise of Share Options	William Sutton
	Exercise of Share Options	Stephen Leonard

10 March 2006	Exercise of Share Options	Richard Pym
	Exercise of Share Options	Richard Banks
	Exercise of Share Options	David Bennett
	Exercise of Share Options	Christopher Rhodes
	Exercise of Share Options	Timothy Lloyd
	Exercise of Share Options	Shaun Astley
	Exercise of Share Options	Graham Pilkington
	Exercise of Share Options	Sean Murphy
	Exercise of Share Options	Simon Baum
	Exercise of Share Options	Gary Wilkinson
	Exercise of Share Options	Stuart Dawkins
	Exercise of Share Options	Fiona Rodford
	Exercise of Share Options	Bryce Glover
	Exercise of Share Options	Michael Thomas
	Exercise of Share Options	Andrew Lee
	Exercise of Share Options	Andrew Robinson
	Exercise of Share Options	William Sutton
	Exercise of Share Options	Richard Hopwood
	Exercise of Share Options	Ian Buchanan
	Exercise of Share Options	Stephen Leonard
10 March 2006	Exercise of Share Options	Richard Pym
	Exercise of Share Options	Simon Baum
	Exercise of Share Options	Shaun Astley
	Exercise of Share Options	Ian Buchanan
	Exercise of Share Options	Richard Hopwood
10 March 2006	Exercise of Share Options	Richard Pym
	Exercise of Share Options	Richard Banks
	Exercise of Share Options	David Bennett
	Exercise of Share Options	Christopher Rhodes
	Exercise of Share Options	Timothy Lloyd
	Exercise of Share Options	Shaun Astley
	Exercise of Share Options	Graham Pilkington
	Exercise of Share Options	Sean Murphy
	Exercise of Share Options	Simon Baum
	Exercise of Share Options	Gary Wilkinson
	Exercise of Share Options	Stuart Dawkins
	Exercise of Share Options	Fiona Rodford
	Exercise of Share Options	Bryce Glover
	Exercise of Share Options	Michael Thomas
	Exercise of Share Options	Andrew Lee
	Exercise of Share Options	Andrew Robinson
	Exercise of Share Options	William Sutton
	Exercise of Share Options	Richard Hopwood
	Exercise of Share Options	Ian Buchanan
	Exercise of Share Options	Stephen Leonard

13 March 2006	Purchase of Shares Purchase of Shares	Rodney Duke Margaret Salmon
15 March 2006	Transfer of Shares	Richard Banks to Elaine Banks
No Date	Alliance & Leicester 2005 Report & Accounts available online	

Information distributed to the Company's security holders

Full Alliance & Leicester Report & Accounts 2005
Summary Annual Report 2005
Notice of Annual General Meeting 2005
Annual General Meeting 2006 – Proxy Form

Alliance Leicester

Mr A B Sample
1 Sample Road
Sample Town
Sample County
AB1 1AB

55555

Proxy Form

Alliance & Leicester plc
Annual General Meeting 2006

I/We, the undersigned, being a shareholder of Alliance & Leicester plc (the "Company"), wish to appoint the **Chairman of the Meeting** (or the person shown below) as proxy to attend and vote on a poll on my/our behalf as indicated below at the Company's Annual General Meeting to be held on Tuesday 2 May 2006 and at any adjournment thereof:

Full Name of proxy ______________________ Address of proxy ______________________

If you do not wish the Chairman of the Meeting to be appointed complete the proxy name and address above and cross out "the Chairman of the Meeting".

Please indicate with an X how you wish your vote to be cast, otherwise your proxy will vote or abstain from voting at his or her discretion.

Resolution	For	Against	Withheld
1. To receive the Directors' Report and Accounts and the Auditors' Report for the year ended 31 December 2005	☐	☐	☐
2. To declare a final dividend	☐	☐	☐
3. To re-elect Mr R A Pym as a director	☐	☐	☐
4. To re-elect Mr D J Bennett as a director	☐	☐	☐
5. To re-elect Mr R M McTighe as a director	☐	☐	☐
6. To elect Mr M R Aish as a director	☐	☐	☐
7. To elect Sir Derek Higgs as a director	☐	☐	☐
8. To elect Mr R J Duke as a director	☐	☐	☐
9. To reappoint Deloitte & Touche LLP as auditors and authorise the Group Audit Committee to determine the remuneration of the auditors	☐	☐	☐
10. To approve the Directors' Remuneration Report for the year ended 31 December 2005	☐	☐	☐
11. To approve the increase of the Company's authorised share capital by the creation of sterling, dollar and euro preference shares	☐	☐	☐
12. To authorise the directors' to allot relevant securities	☐	☐	☐
13. To authorise the directors' to allot equity securities for cash	☐	☐	☐
14. To adopt the new Articles of Association of the Company	☐	☐	☐
15. To authorise the Company to purchase its own shares	☐	☐	☐
16. To approve the amendment to the Rules of the Alliance & Leicester plc Share Incentive Plan	☐	☐	☐
17. To approve the Alliance & Leicester plc 2006 Restricted Share Plan	☐	☐	☐
18. To approve the Alliance & Leicester plc 2006 Company Share Option Plan	☐	☐	☐
19. To approve the Alliance & Leicester plc 2006 ShareSave Plan	☐	☐	☐
20. To approve the Alliance & Leicester plc 2006 Deferred Bonus Plan	☐	☐	☐

Please quote your Investor Code in all correspondence

[redacted] 12345678901

Mr A B Sample

THIS FORM MUST BE SIGNED AND DATED

Signed ______________________ Dated ______________________

The vote 'Withheld' option above enables you to abstain on any particular resolution. Please note that in selecting this box, your vote will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. If you fail to select any of the given options, the proxy is authorised to vote (or abstain from voting) at his or her

Alliance & Leicester plc
Ordinary Shares of 50p
Tax Voucher

The dividend payment(s) as detailed below made during the year ended 31 December 2005 on the Ordinary Shares held in your name or on your behalf was/were credited to your nominated bank/building society account.
The account we pay your dividends to is Sort Code 12-34-56, Account No. 12345678,
Roll No Ref 12345678901

S Lloyd
Group Secretary

Dividend Payment	Dividend rate per share (p)	Paid to account holders registered on	Payment date	Holding	Tax Credit at 10% (£)	Dividend Paid (£)
2004 Final	32.6	8 APR 2005	9 MAY 2005	111	2.22	33.33
2005 Interim	16.8	9 SEP 2005	10 OCT 2005	444	5.55	66.66

You should keep this voucher, as it will be accepted by HM Revenue & Customs as evidence of a Tax Credit
07/88888888/13250B/v2

NOTES

1. Please indicate how you wish your votes to be cast or appoint a proxy by completing, signing, dating and posting this form.

   The proxy you appoint need not be a shareholder of Alliance & Leicester plc.

   If you have received more than one proxy form, please complete, sign, date and return each form.

   In the case of a corporation, this form must be executed under its Common Seal or under the hand of some officer or attorney duly authorised on its behalf.

   Attorneys etc: If this form is being signed under a Power of Attorney or other valid authority, unless such authority has already been lodged with the Company's Registrars, a copy of the Power of Attorney which has been certified by a notary or an office copy must be returned with this form.

2. **Joint Holders:** The signature of any of the joint holders will be accepted but the vote of the joint holder whose name appears first on the share register will be accepted to the exclusion of all other joint holders.

3. **Returning your Proxy Form:** To be valid, your proxy form must be received by the Company's scrutineers, Capita Registrars, not less than 48 hours before the meeting is due to commence (including in the case of paragraph 4 below).

4. **To submit your proxy instruction electronically:**
   (a) Click on www.alliance-leicester-shareholder.co.uk and follow the online instructions.
   (b) Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service.

   Please refer to the 'How to Vote' section in the accompanying Notice of Meeting.

If you have any enquiries about the Annual General Meeting or your shareholding, please contact Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA or telephone 0870 607 0414. Please quote your **Investor Code** in all correspondence. If you would like more information about Alliance & Leicester, please visit our website at www.alliance-leicester-group.co.uk Alternatively you can e-mail your enquiry to alshareholder@capitaregistrars.com or write to the Group Secretary, Simon Lloyd, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL.

Alliance & Leicester plc and its Registrars, Capita Registrars, will use the personal and financial information you provide to manage your shareholding(s) and to communicate with you as necessary in your capacity as a shareholder. You can see fuller details of how your information will be used either by visiting the shareholder website: www.alliance-leicester-shareholder.co.uk by writing to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA or by calling 0870 607 0414 to ask for a hard copy fair processing notice to be mailed to you.

We would like to keep you informed about the products and services of Alliance & Leicester, of other companies within the Alliance & Leicester Group and of its business partners that we think may benefit you. If you do not want us to do this, please call or write to Capita Registrars at the above address.

Calls from the UK mainland will be charged at your service provider's national rate; different charges may apply to mobile telephones. Calls may be recorded and randomly monitored for training and security purposes.

Alliance & Leicester plc is authorised and regulated by the Financial Services Authority. Our FSA number is 189099.

www.alliance-leicester.co.uk

Summary Annual Report 2005

Alliance Leicester

Alliance & Leicester at

Our Businesses

Retail Banking

Our Retail Banking business provides a broad range of financial products for personal customers.



£438m

Core operating profit

☐ Retail Banking

Key Products

Mortgages

Current Accounts

Personal Loans

Retail Savings

Business Performance Highlights

Record net mortgage lending of £4.9bn.

254,000 new current accounts opened.

30% of all Core 4 product sales via the internet.

£4.9bn

Net mortgage lending (2004 – £2.5bn)

£2.5bn

New personal loan advances (2004 – £2.3bn)

1.52m

Active current accounts (2004 – 1.44m)

£20.6bn

Customer deposit balances. (2004 – £19.9bn)

Key Business Developments for 2006

Introduce a new secured loan product.

Launch a range of specialist mortgage products.

Deliver an improved internet security process.

Refurbish up to 50 branches in our new design.

a glance

Wholesale Banking

Our Wholesale Banking business provides financial services to our business customers.



£132m

Core operating profit

☐ Wholesale Banking

Money Transmission

Business Banking

Lending

Treasury

Commercial lending balances up £0.9bn to £5.5bn.

24,300 new business banking accounts opened, up 48%.

Four new business centres opened.

£65.6bn	£5.5bn
Cash sales (2004 – £53.4bn)	Commercial lending balances (2004 – £4.6bn)
24,300	£43m
Business banking accounts opened (2004 – 16,400)	Treasury pre-tax profit (proforma 2004 – £53m)

Launch an improved internet banking service.

Test three alternative formats for deposits.

Open at least four new business centres.

Launch a new pre-paid debit card product.

Group Highlights

£548m

Core operating profit (proforma 2004 – £540m)

87.1p

Underlying basic earnings per share (proforma 2004 – 84.3p)

21.5%

Underlying post-tax return on equity tier 1 capital (proforma 2004 – 22.5%)

51.5p

Total dividend per share (2004 – 48.3p)

£547m

Profit before tax (2004 – £587m)

86.9p

Basic earnings per share (2004 – 92.6p)

Note: i) Group core operating profit includes costs of £22m not allocated to business sectors.
ii) 'Proforma' is defined on page 16.
iii) 'Core' and 'Underlying' exclude gains or losses from fair value accounting volatility. 2004 excludes the £52m pre-tax profit on the sale of our merchant acquisition business.

Chairman's Message



"Alliance & Leicester has a very focused and clear strategy of building the UK's leading direct bank."

Sir Derek Higgs,
Chairman

In my first statement to shareholders as Chairman, it is rewarding to present such a good set of results. The year 2005 was an encouraging one for Alliance & Leicester and a tribute to the hard and effective work of our Group Chief Executive, Richard Pym, his management team and all our staff.

Alliance & Leicester has a very focused and clear strategy of building the UK's leading direct bank, a strategy backed by a national retail branch network and a Wholesale Banking operation providing a comprehensive service to business customers. In 2005, both Retail and Wholesale Banking made real progress and delivered strong franchise growth.

In Retail Banking, our market share of new business volumes in our Core 4 products of mortgages, savings, current accounts and personal loans was greater than our share of the stock of these products. Our Wholesale Banking operations also saw strong business volume growth in its core products of cash sales, commercial lending and business accounts.

I believe there is a real opportunity for Alliance & Leicester as a reliable provider and sympathetic partner for our customers in a marketplace too often defined by mistrust, cynicism and big battalions. Surveys show we are appreciated by our customers, who are more willing to recommend us to friends and relations than other banks. This is the true test of whether we are succeeding, and we are.

The Board comprises a balanced group of experienced directors well equipped to bring relevant insight and understanding to the issues that matter to the Group and your investment as shareholders. The Board's approach to leadership very much emphasises the importance of people as well as appropriate process in governance matters, and it is committed to continuing to develop a management culture which recognises and delivers responsible business practices in the community, the workplace, the marketplace and in our environmental impacts.

I have been Chairman only since the end of October 2005, but as I have toured our operations and met many people at all levels in the Group, I have been impressed by the friendliness, enthusiasm and capability which they are bringing to their roles, and by the welcome they have given me. In a business where trust and reputation with customers is built on both our people and our products, it bodes well for the future success of Alliance & Leicester.

Sir Derek Higgs,
Chairman

Group Chief Executive's Statement



"This is an exciting time for Alliance & Leicester and I believe the bank has never been in better shape."

Richard Pym,
Group Chief Executive

Alliance & Leicester made good progress during 2005 in delivering our strategy of building the UK's leading direct bank, providing good products for our customers and good returns for our shareholders.

We hit our strategic objectives, delivered good financial results and put in place a number of actions which emphasise growth and development going forward.

We continue to offer our customers great value, and our products received more mentions in the 'best buy' tables of national newspapers during 2005 than any of our competitors. We also offer customers good service, and an independent survey of UK banking customers, undertaken for Morgan Stanley, concluded that our customers are more likely to recommend us to their friends and family than the customers of any of the other main retail banks.

We lent a record amount of mortgages in 2005, reflecting the value of our products and the range of process improvements put in place as we implement our strategy. We have also grown our sales of current accounts and personal loans, and increased our customer savings balances.

The fastest growing areas of banking are the direct banking channels of the internet and telephone. These are areas of strength for Alliance & Leicester, with 30% of our sales of mortgages, personal loans, current accounts and savings products generated from the internet, up from 20% in 2004.

Our Commercial Banking business had a strong year, with volume growth in each of our core markets of cash sales, commercial lending and business banking. In business banking, our approach of offering customers direct sales and service, supplemented by a growing network of business banking centres for more specialist advice, is working well.

There has never been as much innovation and development at Alliance & Leicester. During 2006 we will be introducing a new secured loan product and launching a range of products for the more specialist segments of the mortgage market. We unveiled an exciting new branch format towards the end of 2005 and we will be introducing this in up to 50 more of our branches during the year. We will also be providing customers with an important step forward in internet banking security.

In our Commercial Banking business, we have launched an improved internet banking service – mybusinessbank. During 2006, we will open at least four new business banking centres, launch a new pre-paid debit card product for use in the business-to-business market, and we are trialling alternative ways for our commercial customers to deposit cash and cheques with us.

We will also be transforming our back office operations, improving customer service and efficiency by removing paper based processes.

All of these developments will be delivered whilst maintaining our responsible approach to lending, with better than average asset quality in each business sector.

We have a sustainable business model to deliver growth in revenues and efficiency improvements, and we have an unprecedented amount of new developments planned. This is an exciting time for Alliance & Leicester and I believe that the bank has never been in better shape.

Richard Pym,
Group Chief Executive

Building the UK's lea

Our aim is to be the UK's leading direct bank with a national branch network, selling and servicing more products through direct channels to deliver high value products to customers at low unit costs.

Internet banking


30%
Core 4 product sales via the internet

Our customers are increasingly using the internet to purchase and service financial products. In 2006 we will launch a new look and feel to our Retail Banking internet service, together with improved security features. This will include a form of 'second factor authentication', providing all our customers with a simple and robust way of being confident that they are dealing with Alliance & Leicester when online. In Commercial Banking we have launched a new internet banking service for commercial customers.

New products


Great Value
MORTGAGES
SAVINGS
LOANS
2,000
Best buy mentions

During 2006 we plan to further develop our Retail Banking product portfolios. We have launched a new secured loan product with a partner. This product bridges the gap between mortgages and unsecured personal loans in our portfolio. We also plan to sell a broader range of mortgage products in 2006. We will in the future be offering customers good value products in all major segments of the market through a partnership with an investment bank.

ng direct bank

Our strategic objectives are to grow our franchise, improve our cost efficiency and deliver a strong return on equity whilst maintaining above average asset quality.

Branch network



Alliance
Leicester

254

Branches across the UK

Our branch network is an important part of our distribution capability. In the second half of 2005 we launched a new design concept featuring new technology, which makes it easier for customers to undertake basic transactions such as depositing cash and cheques themselves, as well as providing increased space for consultations. In 2005 we refurbished six of our branches in the new design. Customer feedback has been favourable, and we are now planning to refurbish up to a further 50 branches with this design in 2006.

Business banking



48%

Increase in new business accounts

In 2006 we are planning to open at least a further four business banking centres across the UK, building on the success of the centres opened in Bristol, Leeds, Manchester and Newcastle in 2005. These centres are already contributing to increasing the number of full banking relationships and assisted in the growth of new business banking accounts and lending balances in 2005.

Business Review
Retail Banking


183
228
2003
2004
2005

Current Account Openings
('000)


8.1
8.7
2003
2004
2005

Mortgage Gross Advances
(£bn)

Retail Banking delivered core operating profit of £438m (proforma 2004: £436m).

Core 4

Mortgages

Our mortgage business had an excellent year. Net lending was £4.9bn, a market share of 5.4%, significantly higher than our share of mortgage balances which ended the year at 3.4%. Gross mortgage lending was £11.1bn, 28% higher than in 2004 and a 3.8% share of the market.

Over the past few years we have transformed our mortgage business, making fundamental improvements to our sales processes, technology platform and application processing.

The more proactive approach to mortgage retention we introduced in the first half of the year is proving to be successful, with redemptions in 2005 of £6.1bn, lower than in 2004 and representing a market share of 3.1%, which is lower than our share of balances.

During the second half of 2005 we revised our mortgage application processes. Our branches can now give customers an indication of the amount we will lend them within minutes, saving customers from having to go through a lengthy initial interview process. In addition, our credit assessment processes now place greater emphasis on affordability and the customer's individual circumstances rather than less reliable income multiples.

Personal loans

Unsecured personal loan gross advances were £2.5bn in 2005, 5% higher than in 2004 and an estimated market share of 6.7%. Balances increased by £400m to £3.5bn, representing an estimated 5.2% market share.

In response to the deterioration in the quality of UK personal sector credit, we tightened our credit criteria on a number of occasions during 2005.

Our 'Moneyback Bank' proposition, which we launched in June 2005, made a good contribution to our personal lending in 2005 and provided us with increased flexibility in our pricing strategy. In total, 40% of our new personal lending was generated by the internet, with a further 50% via the telephone.

Current accounts

We opened 254,000 new current accounts during 2005, 11% more than in 2004, and increased our active account base to 1.52m accounts. The majority of these accounts are salary funded 'Premier Direct' or 'Premier' accounts. We estimate that our share of new account openings was 4.1%, higher than our 2.9% share of accounts.

During the year over 30% of new accounts were opened via the telephone or internet, with a 115% increase in the number of accounts opened via the internet compared to 2004.

Savings

Personal customer deposit balances at the end of December 2005 were £20.6bn, £700m higher than at the end of 2004. Our products and our sales processes led to our estimated market share of money deposited in new accounts increasing from 3.8% in 2004 to an estimated 4.4% in 2005.

Partner 4

Our Partner 4 products of credit cards, long term investments, life assurance and general insurance continue to offer our customers good value, and our relationships with each of our partners continue to work well.

New credit card sales in 2005 were 110,000, lower than in 2004. The lower sales were mainly due to a change in direct marketing undertaken by our partner, MBNA, and a small reduction in new business generated through Alliance & Leicester's own sales channels.

The value of long term investment sales in 2005 were over 15% higher than in 2004.

Sales of life assurance and general insurance products in 2005 were lower than in 2004.

Distribution

Our strategy is to be the UK's leading direct bank, supported by a national branch network. An increasing number of our customers purchase and transact via the direct channels and use self-service technology.

Over 30% of our Core 4 product sales were generated via the internet in 2005, higher than the 20% in 2004.

We now have over one million customers registered for our internet banking service, and the number of transactions carried out via the internet in 2005 increased by 92% compared to 2004.

Asset quality

Retail Banking asset quality remains better than industry averages.

Our mortgage asset quality remains excellent, with 0.64% of accounts in arrears at the end of December 2005, lower than the 0.68% in December 2004.

The proportion of non-performing unsecured personal lending balances rose to 5.1% at the end of 2005 (2004: 4.2%), in line with levels seen in December 2002 and over 30% lower than the average for Finance and Leasing Association members.

"30% of our Core 4 product sales were generated via the internet."

Chris Rhodes,
Managing Director, Retail Banking




1m

Customers registered for internet banking


£4.9bn

Net mortgage lending in 2005

For more information visit **www.alliance-leicester.co.uk**

Business Review
Wholesale Banking

Wholesale Banking, which comprises our Commercial Banking and Treasury operations, delivered core operating profit of £132m, 5% higher than in 2004.

Commercial Banking

Money transmission

We continue to deliver strong growth in cash sales to financial institutions, with sales increasing by over 20% in 2005 to £66bn. Cash handling deposits also increased from £59bn in 2004 to £64bn in 2005.

The number of cheques processed continues to decline, reducing by 9m to 35m in 2005.

Within our money transmission business, we have commenced a series of projects with the goal of creating a paperless and more cost efficient business. We are also testing alternative ways for depositing cash and cheques, including a low cost security carrier collection service and automated deposit machines at 'cash and carry' stores, reducing our reliance on the expensive Post Office network.

We continue to develop new products and services to maintain our position as one of the leaders in the money transmission market. In 2006 we plan to launch a pre-paid debit card product, which has proven to be highly successful in the US. The card will be targeted at the business sector.

Lending

During 2005 we agreed over £2bn of new lending facilities. Commercial lending balances increased by £0.9bn to £5.5bn at the end of the year.

In recent years we have been expanding the number of sectors in which we lend, and we now have a well diversified portfolio of loans.

We are continuing to grow our lending to businesses with a turnover of less than £10m, but this still remains a very small part of our total commercial loan book, with total loans being less than £300m.

Business banking

In 2005 we opened 24,300 business bank accounts, 48% more than in 2004. We now have 67,000 active business banking accounts (2004: 55,100).



"We are working to transform our Commercial Bank to a virtually paperless operation."

Richard Banks,
Managing Director, Wholesale Banking


£5.5bn

Commercial lending balances


Alliance
4 new

Business centres opened around the UK

For more information visit **www.alliance-leicester.co.uk**

Business Review
Other Matters

During the year we opened new business centres in Bristol, Leeds, Manchester and Newcastle. The business centres are already contributing to increasing the number of full banking relationships, which assisted in the growth of new business banking accounts and lending balances in 2005.

Future growth in Commercial Banking's profits will be predominantly driven by continued growth in our lending and business banking businesses.

Treasury
Treasury delivered a core operating profit of £43m in 2005 (proforma 2004: £53m). Treasury profit reduced by £10m, primarily due to fewer structured finance transactions taking place in 2005.

Asset Quality
Asset quality is very strong in both Commercial Banking and Treasury.

Commercial lending non-performing assets, being loans over 30 days in arrears, represent just 0.32% of the book, slightly better than at the end of 2004.

Treasury asset quality remains strong with 95% (December 2004: 97%) of exposures having a long term credit rating at or above single 'A'.

Capital
Our total tier 1 capital ratio at the end of 2005 was 7.6%. In 2005 we bought back 0.6m shares at a cost of £5m.

We continue to take a proactive approach to the level and mix of our capital. In 2006, we intend to issue up to £300m of preference shares, subject to shareholder approval at our AGM in May and market conditions. Our core tier 1 capital will then include equity and preference share capital in 2006, and we are aiming for this ratio to be between 6.0% and 6.5% at the end of the year.

Our capital plan also includes a share buyback programme.

Basel II
We submitted our Basel II waiver application to the Financial Services Authority in December 2005, within the first wave deadline. For banks in the first wave and whose applications are accepted, Basel II is currently scheduled to be implemented from 1 January 2007.

We continue to expect a reduction in our risk weighted assets under the new rules as a result of our high quality balance sheet.

Dividends
We continue to implement our progressive dividend policy, with a total dividend of 51.5p per share in 2005, 7% higher than in 2004. In the future we plan to maintain this policy, and increase our dividends by above the rate of inflation. Dividend growth over the next couple of years is expected to reflect our plans for business development and continued franchise growth, and will therefore be more closely aligned to earnings growth.


2003
2004
2005
5.5
Commercial Lending Balances (£bn)


2003
11.0
2004
16.4
2005
24.3
Business Banking Accounts Opened ('000)

Business Review
Corporate Social Responsibility

Our Corporate Social Responsibility (CSR) strategy and actions are focused around the reporting guidelines set out by the Financial Organisations Reporting Guidelines working group – falling under the headings Our Market Place, Our Workplace, Our Community and Our Environment.

Each of these areas has a section within our full CSR report which is available on our corporate web site. The following highlights some of the key information in the report.

Our Marketplace
Many of the "Marketplace" matters form an integral part of our business strategy. Progress on these activities forms part of the day to day management of the Group and can be seen elsewhere in this business review.

We are committed to the principle of 'Treating Customers Fairly', seeing it as an integral part of achieving our vision.

During 2005 we received over 2,000 'Best Buy' mentions in national newspapers, more than any competitor and reinforcing the value we offer to personal customers. We also received the Business Moneyfacts 'Best Business Current Account Provider' award for the third successive year, recognising the good value offered by our Commercial Banking products.

Our responsible approach to lending has resulted in our mortgage and unsecured lending arrears being lower than average for the industry.

We support Payplan and the Consumer Credit Counselling Service, who provide independent specialist advice to customers experiencing repayment difficulties, as well as the Money Advice Trust and the Citizens Advice Bureau.

Our Workplace
Alliance & Leicester values its employees as the key to delivering our business strategy successfully, and we recognise our responsibility to provide a positive working environment.

Our annual employee opinion survey was carried out in November 2005. The number of employees completing the survey remained consistently high, with 81% of the workforce responding. Overall, 69% of employees responded favourably to the 21 questions, an increase on the 64% achieved in the 2004 survey. The 2005 results showed that:

- 93% of employees know what is expected of them at work.
- 83% of employees agree that the people they work with are committed to delivering work of a high standard.

Our Community
We contributed over £1.3m to support charities and community projects through donations, investment and gifts in kind.

In addition, in Merseyside where we are one of the largest employers and where more than 2,000 of our employees live, Alliance & Leicester Commercial Bank became the official banking and finance partner of Liverpool's European Capital of Culture 2008 celebrations. We will be investing £2m over the next four years to help ensure that Liverpool maximises the benefits from this prestigious title.



Our staff helping to improve children's reading



Supporting Rainbows great balloon race



2005 Charity of the Year North, Alder Hey Children's Hospital

"All of our activities are driven by a sense of corporate responsibility."

Richard Pym,
Group Chief Executive

The core of Alliance & Leicester's community activity is our support for education. We believe that by improving the standards of financial literacy, the next generation of adults will have a better understanding of financial services products, which will improve the quality of future employees and benefit the community in general.

Our education programme supports a variety of activities at all ages for both teachers and pupils. The programme involves a mixture of financial support and staff involvement.

During 2005 the Group donated £110,000 to charities through our matched donation scheme, which matches funds raised by our staff and their children.

Each year we support two Charities of the Year – one in the north and one in the south of the UK. The charities are chosen by our staff through a vote on the Group's intranet. During 2005 our Charity of the Year South was Rainbows Children's Hospice, which is based in Loughborough. In 2005 Alliance & Leicester and our staff helped raise over £40,000 for Rainbows.

Our Charity of the Year North was Alder Hey Children's Hospital. Our staff in the north undertook various fund raising activities during the year, enabling the hospital to buy 14 new intensive care cots.

Our Environment
Alliance & Leicester recognises that it has a responsibility to act in a way that respects the environment.

We aim to reduce the environmental impact of all our business activities to a practicable minimum, and to comply with regulatory and legislative requirements. We also recognise and report on the key direct impact areas of energy and water, as well as monitoring transport and waste impacts.

During 2005 we reduced our electricity, gas and water usage. All our electricity continues to be supplied from renewable sources.

We recently completed a detailed survey to determine the travel patterns and views of staff working at our head office. The survey was the first step in developing a travel plan for the Group, aimed at promoting greener and cleaner travel options. In developing the transport plan we will be liaising with all local stakeholders.

Key achievements in 2005:

£710,000

Charitable donations

£365,000

Investment in local community events

£180,000

Employee time spent on community activities

Awarded

'Community Services – National Lender' award by Mortgage Finance Gazette

To find out more about our CSR activities visit **www.alliance-leicester-csr.co.uk**

Board of Directors



1 Sir Derek Higgs (Aged 61)
Chairman
Appointed to the Board in October 2005, Sir Derek Higgs is a Chartered Accountant and a former investment banker. His previous career included five years as a Director of Prudential plc and Chairman of its fund management business, and 24 years with the Warburg Group, where he was Head of Global Corporate Finance and Chairman of SG Warburg & Co Ltd. He is also Chairman of Partnerships UK plc and Bramdean Asset Management LLP and Deputy Chairman of The British Land Company plc and Business in the Community. His other appointments include a non-executive directorship at *Jones Lang LaSalle Inc.* He is also a Pro-Chancellor of the University of Bristol.



2 Peter Barton (Aged 68)
Non-Executive Deputy Chairman and Senior Independent Director
Appointed to the Board in 1998, Peter Barton is a solicitor, investment banker and a Deputy Lieutenant of Greater London. His previous career in the financial services industry included nine years with Lehman Brothers International and four years with Robert Fleming & Co. His other directorships include F&C US Smaller Companies plc and the Guinness Trust Group, of which he is Vice Chairman. He is also Chairman of Howard de Walden Estates Limited.



3 Richard Pym (Aged 56)
Group Chief Executive
Appointed to the Board in 1993 as Group Finance Director, Richard Pym became Managing Director, Retail Banking in 2001 and was appointed Group Chief Executive in 2002. A Chartered Accountant, his previous career was with Thomson McLintock & Co, British Gas plc, BAT Industries plc and The Burton Group plc. He became senior independent non-executive director of Halfords plc in 2004 and will become Chairman in April 2006. He was a non-executive director of Selfridges plc from 1998 to 2003. Richard is a Vice President of the British Bankers' Association.



4 Malcolm Aish (Aged 60)
Non-Executive Director
Appointed to the Board in May 2005, Malcolm Aish's career has been with N M Rothschild & Sons Limited, where he remains a consultant on risk. He is a non-executive director of Mitsubishi UFJ Securities International plc, and a non-executive director and Chairman of the Investment Committee for Star Secondary Market Infrastructure Fund Manager LLP. Malcolm was a LIBA representative to the FSA Advisory Group on the Basel Accord.



5 Michael Allen (Aged 68)
Non-Executive Director
Appointed to the Board in 2000, Michael Allen was President, Laundry & Cleaning Products, Procter & Gamble Europe and Group Vice President of The Procter & Gamble Company, having held a number of senior management positions in the Group. He is Chairman of Fiske plc and, until March 2004, was a non-executive director of Safeway plc.


6


7


8


9


10


11


12


13

6 Richard Banks (Aged 54)
Managing Director,
Wholesale Banking
Appointed to the Board in 1998, Richard Banks has responsibility for Wholesale Banking, including the Commercial Banking and Treasury businesses. He was previously Distribution Director, Retail Banking, having held a number of senior positions in Alliance & Leicester Commercial Bank plc (formerly Girobank plc) since he joined the Company in 1987.

7 Jane Barker (Aged 56)
Non-Executive Director
Appointed to the Board in 2004, Jane Barker is a Chartered Accountant and Finance Director of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She was, until July 2005, a member of the Council of the Open University and Chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange.

8 David Bennett (Aged 43)
Group Finance Director
Appointed to the Board in 2000, David Bennett is responsible for financial accounting, planning and reporting, strategic planning, group risk, and group property services. He has many years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd. He became a non-executive director of easyJet plc in October 2005.

9 Rodney Duke (Aged 55)
Non-Executive Director
Appointed to the Board in January 2006, Rod Duke's career has been with HSBC, where he spent over 33 years. Prior to his retirement in 2004 he was General Manager Banking Services and a Group General Manager, managing the bank's distribution capability for personal and commercial customers. He had previously held a number of executive positions across the bank including investment banking, credit cards and operations. Rod is a non-executive director of Exedra Clubs Limited and Books of Course Limited.

10 Mike McTighe (Aged 52)
Non-Executive Director
Appointed to the Board in 2000, Mike McTighe is currently Chairman of Frontier Silicon Limited, Phyworks Limited, Corvil Limited, Nujira Limited and Cambridge Semiconductor Limited, a non-executive director of Pace Micro Technology plc and a director of London Metal Exchange Holdings Limited. He is also a member of the technology advisory board of Apax Partners. Previously he was Chairman & CEO of Carrier1 International SA, and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these appointments, he was with Philips of the Netherlands, Motorola and GE.

11 Chris Rhodes (Aged 42)
Managing Director, Retail Banking
Appointed to the Board in 2002, Chris Rhodes became Managing Director, Retail Banking in 2003. He was previously the Group's Operations Director, and has held a number of senior positions with the Group since he joined in 1988, including Deputy Managing Director and Finance Director of Alliance & Leicester Commercial Bank plc (formerly Girobank plc).

12 Margaret Salmon (Aged 58)
Non-Executive Director
Appointed to the Board in 2004, Margaret Salmon is a Fellow of the Institute of Personnel Development and a non-executive director of Kingfisher plc. She is also Chairman of the Sector Skills Development Agency. Her previous executive roles have included being Chief Executive, BBC Resources Ltd, Group Personnel Director of The Burton Group and a Director of the University for Industry.

13 Jonathan Watts (Aged 51)
Non-Executive Director
Appointed to the Board in 2000, Jonathan Watts is President of Hutchison Network Services UK Ltd (part of the Hutchison Whampoa Group of companies) and Chairman of Connectivityman Limited. Previously he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company and held senior positions in the UK and overseas in a number of telecommunications and technology companies, including National Band Three Ltd, Aircall Holdings, Sintrom Plc, Datapoint Corp and Control Data Corp.

Summary Directors' Report

Principal activities and business review
The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a comprehensive range of personal financial services. In addition, the Company's subsidiary, Alliance & Leicester Commercial Bank plc, provides a wide range of banking and financial services to business and public sector customers.

Results and dividends
The profit before tax for the year ended 31 December 2005 was £547.1m (2004: £586.6m).

An interim net dividend of 16.8 pence per share (2004: 15.7 pence per share) was paid on 10 October 2005.

The directors propose a final net dividend for the year of 34.7 pence per share (2004: 32.6 pence per share) to be paid on 8 May 2006.

Directors
The following persons were directors of the Company during the year:

Sir Derek Higgs Chairman (from 28 October 2005)
Mr J R Windeler Chairman (to 27 October 2005)
Mr M P S Barton Deputy Chairman
Mr R A Pym Group Chief Executive
Mr M R Aish (from 20 May 2005)
Mr M J Allen
Mr R L Banks
Mrs J V Barker
Mr D J Bennett
The Hon D Brougham (to 7 May 2005)
Mr R M McTighe
Mr C S Rhodes
Mrs M Salmon
Mr E J Watts

Report of the independent auditors
The independent auditors' report on the full accounts for the year ended 31 December 2005 was unqualified and did not contain a statement under section 251 of the Companies Act 1985.

Independent Auditors' Report

Independent auditors' statement to the members of Alliance & Leicester plc
We have examined the Summary Financial Statement, which comprises the Summary Consolidated Income Statement, Summary Consolidated Balance Sheet, the Summary Directors' Report and the Summary Directors' Remuneration Report.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, and the Company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Summary Annual Report in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the full Annual Accounts, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We report whether the auditors' opinion on the full Annual Accounts was unqualified or qualified. We also read the other information contained in the Summary Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with bulletin 1999/6 "The Auditors' Statement on the Summary Financial Statement", issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion, the Summary Financial Statement is consistent with the full Annual Accounts, the Directors' Report and the Directors' Remuneration Report of Alliance & Leicester plc for the year ended 31 December 2005 and complies with the applicable requirements in section 251 of the Companies Act 1985, and the regulations made thereunder. The auditors' report on the Company's Annual Accounts was unqualified.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors,
London, England
26 February 2006

Summary Financial Statement

Summary Consolidated Income Statement for the year ended 31 December 2005

	2005 (Audited) £m	2004 proforma £m	2004 statutory (Audited) £m
Net interest income	**751.0**	736.4	691.3
Fees, commissions and other operating income	**636.9**	637.2	689.0
Gains/(losses) from fair value accounting volatility	**(1.0)**	n/a	n/a
Operating income	**1,386.9**	1,373.6	1,380.3
Administrative expenses	**(660.7)**	(683.7)	(683.7)
Depreciation and amortisation	**(105.2)**	(102.9)	(102.9)
Impairment losses on loans and advances	**(73.9)**	(46.5)	(59.1)
Operating profit	**547.1**	540.5	534.6
Profit on disposal of Group operations	**–**	52.0	52.0
Profit before tax	**547.1**	592.5	586.6
Tax	**(140.2)**	(158.9)	(161.2)
Profit after tax	**406.9**	433.6	425.4
Profit attributable to minority interests	**17.5**	13.7	2.1
Profit attributable to the ordinary shareholders of Alliance & Leicester plc	**389.4**	419.9	423.3
Earnings per ordinary share:			
Basic	**86.9p**	91.8p	92.6p
Diluted	**86.5p**	91.4p	92.1p

Summary Consolidated Balance Sheet as at 31 December 2005

	2005 (Audited) £m	2004 (Audited) £m
Cash, treasury assets and amounts due from other banks	**15,764.9**	12,904.5
Loans and advances to customers	**42,240.1**	35,608.3
Fixed assets	**645.4**	648.1
Other assets	**331.6**	559.7
Total assets	**58,982.0**	49,720.6
Due to other banks and debt securities in issue	**29,321.4**	21,604.2
Due to customers	**26,437.8**	24,748.4
Other liabilities	**1,011.1**	1,721.5
Total liabilities	**56,770.3**	48,074.1
Total shareholders' equity and minority interests	**2,211.7**	1,646.5
Total liabilities and shareholders' funds	**58,982.0**	49,720.6

Approved by the Board of Directors on 26 February 2006 and signed on its behalf by: R A Pym, Group Chief Executive and D J Bennett, Group Finance Director

Basis of preparation: These results are presented under International Financial Reporting Standards (IFRS). The Group's accounting policies and adjustments made on the implementation of IFRS can be found in the Annual Report & Accounts. In accordance with the transitional provisions on first-time adoption of IFRS, the 2004 statutory comparatives do not follow either IAS 32 'Financial Instruments: Disclosure and Presentation' or IAS 39 'Financial Instruments: Recognition and Measurement'. Consequently the statutory income statements for 2004 and 2005 are not on a comparable basis.

To enable a more meaningful presentation of results, in addition to the statutory comparatives, proforma results for 2004 have been prepared. These show how the 2004 results would have looked, assuming the full application of IAS 32, and the application of IAS 39 excluding fair value accounting volatility. We have not shown the full impacts from all the IAS 39 accounting rules, as hedges and financial assets to be fair valued were only designated and documented from 1 January 2005. A reconciliation between the proforma and statutory comparatives can be found in the Annual Report & Accounts.

Fair value accounting volatility: Hedging instruments are taken out mainly to reduce the impact of interest rate changes to the Group. Under IAS 39 accounting volatility can occur where these hedges do not meet certain effectiveness tests.

Summary Directors' Remuneration Report

Remuneration committee
The Remuneration Committee ("Committee") determines the remuneration and contractual arrangements for the Chairman, executive directors and the Group Secretary, and oversees the Group's Share Schemes.

The Committee comprises only independent non-executive directors and is chaired by Mr M P S Barton, the Deputy Chairman and senior independent non-executive director. The Committee meets at least four times a year and uses independent external advisors on all areas of remuneration. Its full terms of reference are available on the Group's website – www.alliance-leicester-csr.co.uk.

Remuneration policy
Levels of remuneration are set to attract and retain high calibre executives and to reward superior performance. Annual salary is set at around market median, whilst bonuses and long term incentive plans are based on delivery of challenging targets, reflecting upper quartile performance, and are aligned with shareholder interests.

Remuneration for executive directors
The main elements of remuneration are basic salary, an annual discretionary bonus, long term incentive schemes and a defined benefit pension. In addition, executive directors are eligible for a range of benefits including the provision of a company car including fuel, concessionary mortgage facilities, life assurance and private medical insurance.

The target annual bonus level is 75% of salary with a cap of a maximum of 150% of salary. Bonus will be payable on achievement of corporate and individual targets and at the discretion of the Committee.

Long term incentive schemes
Share options
All executive directors and senior managers were eligible in 2005 for the grant of options under the Alliance & Leicester Approved and Unapproved Company Share Option Schemes, but from 2006 options will be granted to executive directors, associate directors and divisional directors only. Other senior managers will become eligible to participate in a Restricted Share Plan. The options granted prior to 2006 are linked to the achievement of compound Earnings Per Share (EPS) growth over the performance period of RPI +9%. This achievement results in full vesting.

However, for options granted from 2006, subject to receiving shareholder approval for renewal of the schemes, it is intended to introduce a sliding scale. Only 50% of the awards will become exercisable at EPS growth of RPI + 3% per annum and 100% of awards will become exercisable if EPS growth exceeds RPI + 5% per annum over the three year performance period. The typical value of annual share option grants to executive directors has been one and half times basic salary, but from 2006 it is intended that the grants will be between 150% and 200% of basic salary. Executive directors can also participate in the Company's all-employee share plans, to which no performance conditions apply, on the same terms as other employees.

Long term incentive plan
Following approval from the shareholders at the 2005 Annual General Meeting, the share matching element of the Deferred Bonus Scheme, which carried an absolute maximum benefit of 200%, has been replaced by a new Long Term Incentive Plan that provides for a typical award over shares to the value (including the accrual of dividends on shares that vest) of 125% of salary, with a maximum annual award of 200% of salary. Vesting of the award will be subject to EPS and Total Shareholder Return (TSR) performance conditions.

Remuneration for non-executive directors
Non-executive directors receive annual fees determined by the Board in the light of recommendations made by the Group Chief Executive. Non-executive directors are not eligible to participate in the Company's annual bonus or long term incentive schemes.

Service contracts
Executive directors have service contracts that continue until terminated by the Company on 12 months' notice or on their 60th birthday, if earlier. The executive directors may terminate their service contracts at any time by giving 6 months' notice.

If the employment of an executive director is terminated by the Company for any reason, other than due cause, without notice being given, he/she is entitled to receive payment of 12 months' basic salary, such cash bonus as the Committee,

in its absolute discretion, reasonably and fairly determines, and pension benefits. Life and medical insurance covers will be maintained for 12 months from the termination date.

Non-executive directors are appointed for an initial period of 2 years, which may be renewed for one or more terms of 2 years. There are no provisions for notice or payment of compensation upon termination of an appointment. An example of a non-executive director's letter of appointment can be found on the Group's website www.alliance-leicester-csr.co.uk.

Performance graph

The performance graph below shows the Company's performance in comparison with the FTSE 100 Index over the five years ended 31 December 2005. The FTSE Index was chosen as it is a broad equity market index consisting of companies of a similar complexity and size.


200
180
160
140
120
100
80
60
40
20
'01
'02
'03
'04
'05

TSR = Total Shareholder Return, i.e. movement in share price plus reinvested dividends

Alliance & Leicester plc

FTSE 100

Directors' remuneration

	Salaries/ Fees £000	Bonus £000	Other Benefits £000	**Total 2005(i) £000**	Total 2004(ii) £000
Executive Directors					
R A Pym	619	575	23	**1,217**	1,027
R L Banks	307	255	22	**584**	508
D J Bennett	382	300	2	**684**	555
C S Rhodes	346	290	1	**637**	500
Subtotal	1,654	1,420	48	**3,122**	2,590
Chairman					
Sir Derek Higgs (from 28.10.05)	61	–	–	**61**	–
J R Windeler (to 27.10.05)	333	–	–	**333**	394
Non-Executive Directors					
M R Aish (from 20.5.05)	33	–	–	**33**	–
M J Allen	53	–	3	**56**	54
J V Barker	60	–	–	**60**	52
M P S Barton	136	–	–	**136**	135
The Hon D Brougham (to 7.5.05)	21	–	7	**28**	62
R M McTighe	53	–	3	**56**	52
M Salmon	57	–	–	**57**	26
E J Watts	53	–	2	**55**	54
F A Cairncross (to 31.12.04)	–	–	–	–	52
P J Stone (to 30.9.04)	–	–	–	–	46
Subtotal	860	–	15	**875**	927
Total	2,514	1,420	63	**3,997**	3,517

Note: i) The total for 2005 does not include deductions made to basic salary for SMART pensions.

ii) Includes aggregate market value of deferred share options granted in respect of bonus related to 2004. This scheme has been replaced by the Performance Share Plan.

Get more online!

If you would like more information about the products and services offered by Alliance & Leicester, visit our website.



For more information simply visit
www.alliance-leicester.co.uk

Understanding Your Investment

When will I receive my dividend?
Dividends are paid twice a year. Normally an interim dividend is paid in October, based on the results for the first six months, and a final dividend is paid in the following May based on the full annual results.

How much dividend will I receive?
The interim dividend paid on 10 October 2005 was 16.8p per share. The Board has proposed a final dividend of 34.7p per share due to be paid on 8 May 2006. The final dividend needs to be approved at the Company's Annual General Meeting on 2 May 2006.

Your total dividend based on the 2005 results will therefore amount to 51.5p per share, compared to 48.3p for the 2004 results.

Do I pay tax on my dividend?
Tax is deducted at a rate of 10% from your dividend, which is not reclaimable from the H M Revenue and Customs. If you are a higher rate taxpayer you will have further tax to pay on your dividend via the Revenue's Self Assessment system.

Alliance & Leicester plc
Registered Office
Carlton Park
Narborough
Leicester
LE19 0AL

Registrar's Address
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 0LA

Company No: 3263713
Registered in England

Shareholder Information

This Summary Annual Report is a summary of information in the Annual Report & Accounts (it does not contain sufficient information to allow a full understanding of the results and state of affairs of the Group).

The 2005 Annual Report & Accounts is *available from the following sources:*

By visiting our corporate website
www.alliance-leicester-group.co.uk
The Annual Report & Accounts can be viewed or printed.

By logging on to our shareholder website
www.alliance-leicester-shareholder.co.uk
A copy of the Annual Report & Accounts can be requested.

By telephoning our Registrars on **0870 607 0414** or writing to them at the address below. Calls from the UK mainland will be charged at your service provider's national rate; different charges may apply to mobile telephones.

Shareholder Website
You can view your shareholding at
www.alliance-leicester-shareholder.co.uk

Through this secure facility you can:
- Vote at the AGM with electronic proxy appointment;
- Change your details on line;
- Mandate Alliance & Leicester dividends to your bank or building society account.

This Report is printed on 100% ECF (Elemental Chlorine Free) pulp that is fully recyclable. Published by Black Sun plc 020 7736 0011

www.alliance-leicester.co.uk

Notice of Annual General Meeting 2006

Alliance Leicester

Contents

Directions to Carlton Park



NORTH
M69 MOTORWAY
JUNCTION 21
A5460
A563
M1 MOTORWAY
B4114
B582
SOUTH

Carlton Park is situated near the village of Narborough 2 miles south of the M1/M69 Junction (Junction 21 on the M1). From Junction 21, follow the A5460 signposted to Leicester. At the first roundabout (with Fosse Park opposite) turn right (4th exit) onto the B4114, signposted Narborough. Continue along this road across the next two roundabouts, following the signs for Narborough. The road passes under the M1, the Carlton Park filter road is immediately on the right after passing under the bridge and through the set of traffic lights.

Narborough Train station is 1 mile from Carlton Park.

This booklet provides information about the next Annual General Meeting of Alliance & Leicester plc which will be held at the Company's offices at Carlton Park, Narborough, Leicester LE19 0AL on 2 May 2006 at 7.00 pm (the 'Meeting').

This Document is Important

Please read it straight away. If you have any doubt about the action that you shoud take, contact your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. If you have sold or transferred all your shares in Alliance & Leicester plc please pass this document and the accompanying Proxy Form to the purchaser or transferee, or to the agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Security Arrangements

For security reasons, shareholders attending the Meeting may be searched and asked to leave mobile telephones and other personal effects with security staff for the duration of the Meeting.

Letter from the Chairman



Dear Shareholder,

The next Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday 2 May 2006 starting at 7.00 pm (the 'Meeting').

This booklet explains the various resolutions to be considered at the Meeting, including the formal Notice of the Meeting set out on pages 3 to 5.

Your directors believe that all the proposals to be considered at the Meeting are in the best interests of the Company and its shareholders and recommend that you vote in favour of the resolutions. The directors will be voting in favour of the resolutions in respect of their own shareholdings.

Your vote is important – voting on all resolutions at the Meeting will be by way of a poll rather than on a show of hands. This means that all the votes cast and not just those of the shareholders present are taken into account. If you are unable to attend the Meeting I would urge you to vote using one of the options explained in 'How to Vote' on pages 20 to 21. Please remember that your vote must be received by our scrutineers no later than 48 hours before the Meeting begins.

If you have any questions in relation to your shareholding please contact Capita Registrars either by telephone, in writing or by e-mail; alternatively, if you have any queries about the resolutions please write to Simon Lloyd, the Group Secretary. All contact details can be found on page 21.

Yours sincerely

Sir Derek Higgs
Chairman
10 March 2006

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at the Company's registered office at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday 2 May 2006 at 7.00 pm to transact the following business.

Voting on all resolutions will be by way of a poll.

Ordinary Business

1. To receive the Directors' Report, Directors' Remuneration Report, Annual Accounts and the Auditors' Report for the financial year ended 31 December 2005;
2. To declare a final dividend of 34.7 pence per ordinary share for the financial year ended 31 December 2005 to be paid on 8 May 2006 to ordinary shareholders who are on the Company's share register at close of business on 7 April 2006;
3. To re-elect Mr R A Pym as a director;
4. To re-elect Mr D J Bennett as a director;
5. To re-elect Mr R M McTighe as a director;
6. To elect Mr M R Aish as a director;
7. To elect Sir Derek Higgs as a director;
8. To elect Mr R J Duke as a director;
9. To re-appoint Deloitte & Touche LLP as auditors of the Company, to hold office until the conclusion of the next Annual General Meeting and to authorise the Group Audit Committee to determine the remuneration of the auditors; and
10. To approve the Directors' Remuneration Report for the financial year ended 31 December 2005.

Special Business

To consider and, if thought fit, pass Resolutions 12, 13, 14 and 15 as Special Resolutions and 11, 16, 17, 18, 19 and 20 as Ordinary Resolutions.

11. Ordinary Resolution

THAT the Company's authorised share capital be increased from £388,000,000 to £688,000,000, plus US$500,000,000 and €400,000,000 by the creation of 300,000,000 sterling preference shares of £1.00 each, 500,000,000 US dollar preference shares of $1.00 each, and 400,000,000 euro preference shares of €1.00 each, each having the rights and restrictions set out in the revised Articles of Association proposed to be adopted under Resolution 14.

12. Special Resolution

(1) THAT the directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £74,800,000 in ordinary shares provided that such authority shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2007 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired. All previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

(2) THAT the directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £300,000,000 in sterling preference shares, US$500,000,000 in US dollar preference shares and €400,000,000 in euro preference shares, provided that such authority shall expire on the fifth anniversary of the date of this resolution save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired. This authority is to be in addition to the authority conferred by Resolution 12(1) above.

13. Special Resolution

(1) THAT the directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot (which term shall, without limitation, include a sale of treasury shares) equity securities (within the meaning of Section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 12(1) above as if sub-section 89(1)

of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the directors may think fit in connection with treasury shares, fractional entitlements or legal or practical problems arising in connection with the laws of any overseas territory or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11,200,000;

(2) THAT the authority conferred in (1) above shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2007 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(3) THAT all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect.

14. Special Resolution

THAT the regulations contained in the document marked "A" submitted to this Annual General Meeting and initialled for the purposes of identification by the Chairman be approved and adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association of the Company, with effect from the conclusion of this Annual General Meeting.

15. Special Resolution

THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence each on such terms and in such manner as the directors may determine provided that:

(a) the maximum aggregate number of ordinary shares which may be purchased is 67,300,000;

(b) the minimum price which may be paid for each ordinary share is 50 pence per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the UK Listing Authority for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2007 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

16. Ordinary Resolution

THAT in Rule 1 of the Alliance & Leicester plc Share Incentive Plan for "'Specified Age' means age 60" shall be substituted "'Specified Age' means age 50."

17. Ordinary Resolution

(1) THAT the rules of the Alliance & Leicester plc 2006 Restricted Share Plan (the 'RSP'), the principal features of which are summarised in Appendix I to the Notice of Annual General Meeting 2006 (a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification), be and are hereby approved and the directors of the Company are authorised to do all acts and things necessary or expedient to carry the RSP into effect.

(2) THAT subject to the rules of the RSP, the directors of the Company be and are hereby authorised to make such alteration or addition to the RSP as may be necessary in order to benefit the administration of the RSP at any time.

Notice of Annual General Meeting continued

(3) THAT the directors of the Company be authorised to establish further plans based on the RSP but modified to take account of local tax, exchange control or securities laws in any overseas jurisdiction provided that the shares made available under such further plans are treated as counting towards the limits on individual or overall participation in the RSP.

18. Ordinary Resolution

(1) THAT the rules of the Alliance & Leicester plc 2006 Company Share Option Plan (the 'CSOP'), the principal features of which are summarised in Appendix II to the Notice of Annual General Meeting 2006 (a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification), be and are hereby approved and the directors of the Company are authorised to do all acts and things necessary or expedient to carry the CSOP into effect.

(2) THAT subject to the rules of the CSOP, the directors of the Company be and are hereby authorised to make such alteration or addition to the CSOP as may be necessary in order to benefit the administration of the CSOP at any time.

(3) THAT the directors of the Company be authorised to establish further plans based on the CSOP but modified to take account of local tax, exchange control or securities laws in any overseas jurisdiction provided that the shares made available under such further plans are treated as counting towards the limits on individual or overall participation in the CSOP.

19. Ordinary Resolution

(1) THAT the rules of the Alliance & Leicester plc 2006 ShareSave Plan ('ShareSave'), the principal features of which are summarised in Appendix III to the Notice of Annual General Meeting 2006 (a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification), be and are hereby approved and the directors of the Company are authorised to do all acts and things necessary or expedient to carry ShareSave into effect.

(2) THAT subject to the rules of ShareSave, the directors of the Company be and are hereby authorised to make such alteration or addition to ShareSave as may be necessary in order to benefit the administration of ShareSave at any time.

(3) THAT the directors of the Company be authorised to establish further plans based on ShareSave but modified to take account of local tax, exchange control or securities laws in any overseas jurisdiction provided that the shares made available under such further plans are treated as counting towards the limits on individual or overall participation in ShareSave.

20. Ordinary Resolution

(1) THAT the rules of the Alliance & Leicester plc 2006 Deferred Bonus Plan (the 'DBP'), the principal features of which are summarised in Appendix IV to the Notice of Annual General Meeting 2006 (a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification), be and are hereby approved and the directors of the Company are authorised to do all acts and things necessary or expedient to carry the DBP into effect.

(2) THAT subject to the rules of the DBP, the directors of the Company be and are hereby authorised to make such alteration or addition to the DBP as may be necessary in order to benefit the administration of the DBP at any time.

(3) THAT the directors of the Company be authorised to establish further plans based on the DBP but modified to take account of local tax, exchange control or securities laws in any overseas jurisdiction provided that the shares made available under such further plans are treated as counting towards the limits on individual or overall participation in the DBP.

By Order of the Board

Simon Lloyd
Group Secretary
10 March 2006

Registered Office:

Carlton Park
Narborough
Leicester
LE19 0AL

Registered Number:
3263713

FSA Register Number:
189099

Explanatory Notes on the Resolutions

(a) Adoption of the Annual Accounts and Declaration of the Final Dividend (Resolutions 1 and 2)
Each year the directors are required by law to lay the Annual Accounts (including the Directors' Remuneration Report and the Auditors' Report) before shareholders.

The key financial results are summarised in the Summary Annual Report. More detailed information can be found in the full Annual Report available from Capita Registrars on request.

Final dividends must be approved by shareholders but must not exceed the amount recommended by the directors. The directors are recommending that a final dividend of 34.7 pence per ordinary share be paid to ordinary shareholders who are on the Company's share register at the close of business on 7 April 2006. If approved by the Meeting, the final dividend will be paid on 8 May 2006.

(b) Election of directors (Resolutions 3-8)
There are three directors retiring by 'rotation' and seeking re-election, Richard Pym, David Bennett and Mike McTighe, (under the existing Articles of Association one-third of current directors must retire at each annual general meeting of the Company and a director shall retire by rotation if he or she held office as a director at the two immediately preceding annual general meetings and did not retire at either of those meetings).

It is the view of the Chairman and the other Board members that each director standing for re-election has performed effectively as a member of the Board and continues to demonstrate commitment and ability in respect of his Board and Committee responsibilities.

Sir Derek Higgs, the new Chairman, was appointed to the Board of the Company on 28 October 2005. Malcolm Aish and Rodney Duke were appointed to the Board of the Company as non executive directors on 20 May 2005 and 1 January 2006 respectively. All three new directors are seeking election for the first time. Brief biographical details of the Chairman and directors standing for election or re-election appear on page 19.

(c) Re-appointment of Auditors (Resolution 9)
The Company is required to appoint auditors at each Annual General Meeting to hold office until the next such meeting. A resolution will be put to the Meeting to re-appoint Deloitte & Touche LLP as the Company's auditors. The Group Audit Committee seeks authorisation to agree the auditors' fees in accordance with normal practice.

(d) Approval of Directors' Remuneration Report (Resolution 10)
Listed companies are required to prepare and seek shareholders' approval of the Directors' Remuneration Report setting out the Company's remuneration policy. A summary of the Report appears in the Summary Annual Report which accompanies this booklet. A full copy of the Report is included in the Annual Report, available from Capita Registrars on request; contact details can be found on page 21.

(e) Preference Shares (Resolutions 11, 12(2) and 14)
Preference shares are a form of share capital which carry an entitlement to the payment of a dividend at a specified fixed or variable rate and rank in priority to ordinary shares for the payment of such dividends and the repayment of capital. At present, the Company only has ordinary shares in issue. Resolution 11 provides for the creation of 300,000,000 sterling preference shares of £1.00 each, 500,000,000 US dollar preference shares of $1.00 each and 400,000,000 euro preference shares of €1.00 each.

The Financial Services Authority requires that banks maintain a certain level of capital backing for their operations. The Company is adequately capitalised, but as it grows and expands, further capital will be required. Accordingly, an issue of preference shares has the advantage for the Company and shareholders of enabling the Company to raise regulatory capital without diluting the interests of ordinary shareholders.

The Company wishes to obtain the necessary approvals from shareholders to enable issues of preference shares to be made (should it be desirable and should suitable market conditions arise) at short notice and without the need to convene an extraordinary general meeting of the Company which would be both costly and time consuming. Resolution 12(2) grants to the directors authority to issue preference shares until the fifth anniversary of the date of this meeting.

Resolution 14 provides for the adoption by the Company of new Articles of Association so as to incorporate the preference share rights in addition to other amendments referred to in paragraph (h) below. The detailed rights of the preference shares (including whether or not they will be redeemable) will be decided by the Board of Directors or a committee of the Board at the time of issue, having regard to the Company's requirements and the prevailing market conditions. The preference shares may be issued in a number of series which may have similar or different rights.

Explanatory Notes on the Resolutions continued

However, the preference shares will only have the right to participate in dividends and the capital of the Company to a specified extent. The preference shareholders' dividend entitlement may be either to a fixed rate dividend or to a dividend which is periodically reset, depending on market conditions. The preference shareholders will have the right, in the event of a winding up of the Company, to have the capital they invested repaid in priority to ordinary shareholders. If a particular series of preference shares is redeemable, then the relevant preference shares will be redeemable for an amount equal to their face value, plus any premium that has been paid.

As is customary in the case of preference shares, the preference shares will carry no right to vote at general meetings of the Company except in special circumstances, for example when their preferential dividend is in arrears. The number of votes attaching to preference shares in these circumstances will be fixed by the Directors at the time of their allotment. In addition, the holders of the preference shares will have the usual right to vote at class meetings on matters affecting their class rights.

The Board strongly believes that it is in the interests of the Company that the preference shares be authorised and recommends shareholders to vote in favour of the necessary resolutions.

(f) Renewal of Authority to Allot Ordinary Shares (Resolution 12(1))

This resolution renews for a further 15 months the directors' authority to issue ordinary shares up to a maximum nominal amount equal to that of one third of the Company's issued ordinary share capital (excluding any treasury shares held by the Company).

This amounted to £74,800,000 as at 16 February 2006, being the latest practicable date prior to publication of this notice. On 16 February 2006 the Company held no shares in treasury.

This authority replaces the previous power of the directors to allot relevant securities and will expire 15 months from the date the resolution is passed or at the conclusion of the next year's Annual General Meeting whichever is the earlier.

It has been the custom of the directors to seek annual renewal of this authority in accordance with best practice.

The directors have no current intention to issue new shares (other than preference shares) except in relation to the allocation of shares to employee share trusts, to participants in the long term incentive plan and following the exercise of options under the Group's employee share schemes.

(g) Renewal of Authority to Allot Equity Securities for Cash (Resolution 13)

Linked to Resolution 12(1), this resolution gives the directors authority to issue new ordinary shares for cash without having to apply the so-called 'pre-emption rights' which would require the Company to offer new equity shares issued for cash to existing shareholders on a pro-rata basis according to the number of shares each shareholder holds. The sale of any treasury shares which were equity shares for cash would also (within the same limits) be exempt from the requirement to offer them pre-emptively to existing shareholders. The Company cannot benefit from a share distribution by virtue of it holding treasury shares.

There are circumstances where to issue shares or sell shares out of treasury on a pre-emptive basis would cause practical problems for the Company and many companies therefore seek a limited authority to disapply pre-emption rights on the allotment of shares in connection with a rights issue and to the allotment of shares generally up to an aggregate nominal amount equal to approximately 5% of the Company's issued ordinary share capital (excluding any treasury shares). This amounted to £11,200,000 as at 16 February 2006, being the latest practicable date prior to publication of this notice. The authority under this resolution will expire on the earlier of 15 months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

(h) Articles of Association (Resolution 14)

This resolution, to be passed as a special resolution, would have the effect of adopting new Articles of Association in place of the current Articles. The Articles of Association form the contract between the shareholders and the Company. The material differences between the current Articles of Association and the proposed new Articles of Association of the Company (the 'New Articles') to be adopted pursuant to this resolution are set out below. Changes of a minor or purely drafting or technical nature have not been mentioned here.

(1) Preference Shares – various Articles

Various changes are required to the Articles of Association

to permit the issue by the Company of preference shares as described in paragraph (e) above.

(2) Share warrants to bearer – new Articles 10.5 and 10.6

In certain circumstances, the Company may wish to issue shares which are represented by share warrants to bearer, although there is no present intention to do so, which would be transferable by delivery, rather than through registration in the Company's share register. Various changes are proposed to permit such shares to be issued.

(3) Retirement of directors by rotation – Article 87

The current article 87 contains two provisions on the retirement of directors by rotation. The first provision is that one third of the current directors must retire at each Annual General Meeting; if one third is not a whole number the number of directors to retire is the number which is nearest to, but smaller than, one third. The second provision is that a director shall retire by rotation at an Annual General Meeting if he or she has held office as a director at the two immediately preceding Annual General Meetings and has not been subject to re-election at either of them.

The Board feels that these two provisions together create an unnecessary administrative burden, particularly as there is no statutory requirement for directors to retire from office by rotation. However good corporate governance recommends regular re-election of directors, therefore the Board recommends that the first provision requiring one third of the directors to retire is deleted. The provision requiring that a director should be subject to re-election if he or she has not been subject to re-election at either of the two preceding Annual General Meetings will remain and will ensure that the Company remains fully compliant with the Combined Code on Corporate Governance.

(i) Purchase of the Company of its Own Ordinary Shares (Resolution 15)

This resolution renews the authority of the Company to purchase its own ordinary shares for a further 15 months or until the next Annual General Meeting. The maximum number of ordinary shares which may be purchased under the proposed authority will be 67,300,000 ordinary shares representing approximately 15% of the issued ordinary share capital (excluding any treasury shares) as at 16 February 2006.

A share buy-back programme involves the Company in repurchasing its shares in the market. This would only be done if the Board felt that it was a better use of the Company's existing capital resources to deliver capital targets and would be in the best interests of shareholders as a whole to do so. The amount and timing of any such purchase would depend on market conditions. It has been the practice of the Company to seek an annual renewal of this general authority. Approval of the resolution does not give the Company power to acquire shares compulsorily from individual shareholders.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations') enable certain listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the Company in accordance with the Companies Act 1985. Shares held in treasury in this manner will be available for resale by the Company or may be transferred for the purpose of or pursuant to an employees' share scheme rather than, as is currently the case, being immediately cancelled.

Accordingly, if the directors use the authority given by Resolution 15, the Company will have the option of holding those shares in treasury, rather than cancelling them.

The total number of options to subscribe for ordinary shares outstanding at 16 February 2006 was 11,772,000 which represented approximately 2.62% of the issued ordinary share capital (excluding any treasury shares) as at that date. If the Company was to purchase the maximum number of shares permitted by this resolution, the options outstanding at that date would represent 3.08% of the issued ordinary share capital (excluding any treasury shares) as reduced following those purchases. There are currently no warrants.

Your Board will have regard to any investor guidelines in relation to the purchase, holding or resale of treasury shares which may be in force at that time.

(j) Employee Share Schemes – Amendment to the Share Incentive Plan (Resolution 16)

This resolution will be proposed as an ordinary resolution. The legislation that governs Share Incentive Plans provides that an employee who retires may withdraw his or her shares from a Share Incentive Plan without suffering a charge to tax, provided that he or she is retiring after the retirement age specified in the rules ('Specified Age'),

Explanatory Notes on the Resolutions continued

which the Company may set at any age over 50. The current Alliance & Leicester plc Share Incentive Plan (the 'SIP') rules presently provide that the Specified Age shall be 60.

(k) Employee Share Schemes – Restricted Share Plan (Resolution 17)

This resolution will be proposed as an ordinary resolution. Shareholder approval is sought for the establishment of the Alliance & Leicester plc 2006 Restricted Share Plan as detailed in Appendix I on pages 10 and 11 attached to this Notice of Meeting.

(l) Employee Share Schemes – Company Share Option Plan, ShareSave and Deferred Bonus Plan (Resolutions 18-20)

Resolutions 18, 19 and 20 will be proposed as ordinary resolutions. The Alliance & Leicester Approved Company Share Option Scheme, The Alliance & Leicester Unapproved Company Share Option Scheme, The Alliance & Leicester ShareSave Scheme and the Alliance & Leicester plc Deferred Bonus Scheme will expire in February 2007. Shareholder approval is sought for the establishment of new share schemes on similar terms to the 1997 schemes:

i) Shareholder approval is sought for the establishment of the Alliance & Leicester plc 2006 Company Share Option Plan as detailed in Appendix II on pages 12 to 14 attached to this Notice of Meeting, in place of both of The Alliance & Leicester Approved Company Share Option Scheme and The Alliance & Leicester Unapproved Company Share Option Scheme;

ii) Shareholder approval is sought for the establishment of the Alliance & Leicester plc 2006 ShareSave Plan as detailed in Appendix III on pages 15 and 16 attached to this Notice of Meeting, in place of The Alliance & Leicester ShareSave Scheme; and

iii) Shareholder approval is sought for the establishment of the Alliance & Leicester plc 2006 Deferred Bonus Plan as detailed in Appendix IV on pages 17 and 18 attached to this Notice of Meeting, in place of the Alliance & Leicester Deferred Bonus Scheme.

APPENDIX I to the Notice of Meeting

Summary of the principal terms of the Alliance & Leicester plc 2006 Restricted Share Plan

(a) General

Following a review of share based employee benefits, Alliance & Leicester proposes to introduce a Restricted Share Plan ('RSP') for employees in the senior management group (grades A-D) in place of their current participation in the Company's Executive Share Option Plans.

It is thought that an RSP will better align employee reward with performance of the Company and will enable the Company to provide valuable incentives to its senior management in a way that causes less dilution of the ordinary share capital than share options.

The RSP would operate as follows:

- awards may be made out of ordinary shares ('Shares') in a number of forms including a nil priced option, a gift of free Shares forfeitable in the event that specified conditions are not met or such other form as has substantially the same economic effect. Awards would be made to employees based upon their performance;
- where the award is in the form of a nil cost option the option would be subject to a three-year vesting period and would lapse if the employee left the Group during the vesting period. At the end of the three-year period the options would be exercised by the Company on the employees' behalf and the Shares would be transferred to the employees;
- employees will not be entitled to dispose of their rights to the Shares, vote or receive dividends during the vesting period.

(b) Eligibility

The RSP is to be initially extended only to around 300 to 350 individuals in the senior management group. The Remuneration Committee (the 'Committee') will review the RSP periodically and may extend participation in the RSP to other employees of the Company if it is felt that this would be appropriate. The rules will permit any employee of the Company and its subsidiaries (the 'Group') to be invited to participate in the RSP.

No award may be made to an individual who is within six months of his or her anticipated retirement date.

(c) Awards

Awards under the RSP may only be granted within the period of 42 days following:

- the adoption of the RSP by the Company;
- the announcement by the Company of its results for the last preceding financial year, half year or any other financial period;
- the commencement of an eligible employee's employment with a participating company; or
- any day on which the Committee determines that exceptional circumstances exist which justify the grant of awards.

No awards may be made more than ten years after the adoption of the RSP.

Awards will not be taken into account in determining a participant's pension rights under a final salary pension scheme, or the employer's contributions to a defined contribution scheme.

Awards granted under the RSP may not be transferred (other than on death) and if transferred will remain subject to all the main terms and conditions of the original awards.

No consideration will be required for the grant of the award.

(d) Level of award

The level of the award granted to each individual will be determined by the Committee.

It is proposed that the level of awards varies depending upon grade. For grades A to C, the suggested award is a maximum of 15% of annual salary. For grade D a maximum of 10% is recommended. The grant and quantum of awards up to the maximum will be dependent upon individual employees' performance and potential.

(e) Vesting of awards

The awards will vest on the third anniversary of the award, provided that the recipient is still employed by a Group company on the vesting date. No performance condition will apply. However, should executive directors be included in future awards the Committee will apply a performance condition to the vesting of their awards.

(f) Early vesting provisions

An unvested award will normally lapse if the participant ceases to be employed within the Group. However, if a participant ceases to be employed in exceptional circumstances (for example, as a result of injury, disability, redundancy, or retirement) the rules allow awards to vest

APPENDIX I to the Notice of Meeting

Summary of the principal terms of the Alliance & Leicester plc 2006 Restricted Share Plan continued

early at the discretion of the Committee. In this case the Committee, in its absolute discretion, will determine the extent to which awards may vest having regard to the length of time that the awards have been held.

On a change of control, reconstruction, merger, demerger or winding-up of the Company, the Committee, in its absolute discretion, will determine the extent to which an award may vest having regard to the length of time that it has been held. Alternatively, if appropriate, awards may be released (to the extent that they have not lapsed) in consideration for new awards, which are equivalent to the original awards but over shares in the acquiring company.

(g) Plan limits
Awards may be fulfilled by the issue of new Shares, the transfer of treasury shares or the purchase of existing Shares.

No award may be granted under the RSP if it would cause the number of Shares that may be issued or issuable pursuant to options and awards granted in the preceding ten years to:

- exceed ten per cent of the issued ordinary share capital of the Company under any employees' share plans established by the Company; or
- exceed five per cent of the issued ordinary share capital of the Company under the RSP and any other executive share option plan established by the Company.

For the purposes of these limits, options or other rights to acquire Shares which lapse or have been released do not count. However, Shares subscribed by the trustees of an employee benefit trust to satisfy rights under any employees' share plans adopted by the Company and Shares transferred from treasury do count towards these limits.

(h) Adjustments to awards
In the event of any rights or capitalisation issue, subdivision, consolidation, demerger, reduction or other variation of the ordinary share capital, or other exceptional event, the Committee may make such adjustment to the number of shares subject to awards as they consider appropriate.

(i) Rights attaching to Shares
Shares acquired by employees under the RSP will rank alongside Shares of the same class then in issue.

The Company will apply to the UK Listing Authority for the listing of any newly issued Shares.

(j) Alterations to the RSP
The Committee reserves the right up to the forthcoming Annual General Meeting to make such amendments and additions to the rules of the RSP as it considers appropriate provided they do not conflict in any material respect with this summary of the rules.

The RSP may at any time be altered by the Committee in any respect. However, any alterations to the advantage of participants to the rules governing eligibility, limits on participation and the number of new Shares or treasury shares available under the RSP, terms of exercise and adjustments of awards (other than pursuant to a variation of capital outlined in h) above) must be approved in advance by shareholders in general meeting unless the alteration or addition is minor in nature and made to benefit the administration of the RSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

(k) Termination
The RSP will terminate on the tenth anniversary of its approval by the Company's shareholders, or such earlier time as the Committee may determine, but the rights of existing participants will not thereby be affected. In the event of termination no further awards will be granted.

APPENDIX II to the Notice of Meeting

Summary of the principal terms of the Alliance & Leicester plc 2006 Company Share Option Plan

The principal terms of the Alliance & Leicester plc 2006 Company Share Option Plan (the 'CSOP') are outlined below.

(a) Form

The CSOP is drafted to allow the grant of options over ordinary shares ('Shares') that are approved options for the purposes of the CSOP Code of the Income Tax (Earnings & Pensions) Act 2003 and unapproved options that do not attract tax advantages.

(b) Operation

The CSOP will be administered by the Company's Remuneration Committee (the 'Committee'), which will be responsible for granting options and administering the CSOP with regard to Executive Directors, Associate and Divisional Directors. The Committee may delegate the granting of options and the administration of the CSOP to a sub-committee should participation be extended to other senior managers.

The CSOP is discretionary and will only operate in those years that the Committee determines. Currently, it is expected that options will be granted bi-annually.

(c) Eligibility

Any employee of the Group, as well as any Executive Director who is required to devote substantially all of his or her time to the business of the Group and who is more than six months from retirement will be eligible to participate in the CSOP at the discretion of the Committee.

It is intended that participation in the CSOP will be restricted to Executive, Associate and Divisional Directors. The Committee will review the CSOP periodically and may extend participation to other senior managers within the Company if it is felt that this would be appropriate.

(d) Grant of options

Options may be granted within the 42 days following the date on which the CSOP is adopted by the Company. Thereafter, options may normally only be granted in the 42 days following the announcement by the Company of its results for any period, or following a change in the legislation relating to share option plans or where there are circumstances considered by the Committee to be exceptional. Options may also be granted outside these periods in connection with the commencement of an eligible employee's employment if this is appropriate.

No options may be granted later than ten years after the approval of the CSOP by shareholders.

Options may be granted over newly issued Shares, treasury shares and shares purchased in the market.

No payment will be required for the grant of an option. Options will not be taken into account in determining a participant's pension rights under a final salary pension scheme, or the employer's contributions to a defined contributions scheme. Options are not transferable (other than on death).

(e) Individual limits

No employee may be granted options under the CSOP in any financial year over shares worth more than 200 per cent of his or her annual remuneration.

The Committee will have discretion to grant options over Shares to Executive Directors to the value of between 150 and 200 per cent of annual salary and to grant options to Associate and Divisional Directors over shares to the value of between 100 and 150 per cent of annual salary.

Approved Options are subject to a statutory limit such that no employee may at any one time hold subsisting Approved Options over Shares worth more than £30,000 (calculated by reference to the market value of Shares at the relevant date of grant) under the CSOP or any other approved HM Revenue and Customs company share option plan established by a Group company or a company associated with a Group company.

(f) Option exercise price

The price per Share payable on the exercise of an option will not be less than the higher of:

- the closing middle market quotation for a share for the dealing day immediately preceding the date the option is to be granted or, if the Committee so determines, the average of such quotations for the three dealing days (or such other number of dealing days as the Committee decides) immediately preceding the date the option is to be granted; or
- where Shares are to be subscribed, their nominal value.

(g) Plan limits

Options under the CSOP may be fulfilled by the issue of new Shares, the transfer of treasury shares or the purchase of existing Shares.

APPENDIX II to the Notice of Meeting

Summary of the principal terms of the Alliance & Leicester plc 2006 Company Share Option Plan continued

No option may be granted under the CSOP if it would cause the number of Shares that may be issued or issuable pursuant to options granted in the preceding ten years to:

- exceed ten per cent of the issued ordinary share capital of the Company under the CSOP and any other employees' share plans established by the Company; and
- exceed five per cent of the issued ordinary share capital of the Company under the CSOP and under any other executive share option plan established by the Company.

For the purposes of these limits, options or other rights to acquire Shares which lapse or have been released do not count. However, Shares subscribed by the trustees of an employee benefit trust to satisfy rights granted under any employees' share plans adopted by the Company and shares transferred from treasury do count towards these limits.

(h) Exercise of options

Subject to the participant discharging any relevant tax liability, an option will normally be exercisable between three and ten years following its grant provided that any specified performance condition has been satisfied.

(i) Performance conditions

It is intended that the initial exercise of options under the CSOP will have performance conditions which relate to improvements in reported Earnings per Share ('EPS') (adjusted as the Committee deems appropriate to ensure that it accurately reflects the true performance of the Company), over a three-year performance period with no retesting.

The options will vest on a straight-line basis as follows:

Real growth in EPS	*% of award which vests*
<3% p.a.	nil
3% p.a.	50%
5% p.a.	100%

The Committee will regularly review the performance conditions for future option grants to ensure they are appropriate for the Company and the prevailing recruitment market. The conditions may be varied in certain circumstances following the grant of an option so as to achieve their original purpose but not so as to make their achievement any more or less difficult to satisfy.

(j) Special situations

If a participant dies, options will be capable of exercise as to the appropriate proportion (which is based on the length of time elapsed since the award was made) within a period of twelve months following death. The performance conditions will apply.

If a participant leaves employment by reason of injury, disability, redundancy, retirement or the sale of the business for which he or she works to a third party, options may generally be exercised as to the appropriate proportion upon cessation of employment. The performance conditions should normally be met although the Committee will have discretion to waive the performance conditions in full or in part.

If a participant ceases to be an employee of a Group company for any other reason, his or her option will normally lapse unless and to the extent the Committee decides otherwise.

In the event of a change of control, reconstruction, merger, demerger or winding up of the Company, an option may be exercised depending on the time which has elapsed between the grant of that option and the change of control but only to the extent that any applicable performance condition has been satisfied, subject to the Committee's discretion. Options may be exercised within six months of the change of control (or such earlier date as may be specified).

Alternatively, options may be exchanged for new equivalent options over shares in the acquiring company where appropriate. In this case any performance conditions are disregarded unless the Committee determines otherwise.

(k) Rights attaching to Shares

Shares allotted or transferred under the CSOP will rank equally with all other Shares of the Company for the time being in issue (except for rights attaching to such Shares by reference to a record date prior to the exercise of the option). The Company will apply for the listing of any new Shares issued under the CSOP.

(l) Variation of Capital

In the event of any variation of the ordinary share capital, demerger or other corporate event the Committee may make such adjustments as they consider appropriate to any performance conditions, the number of Shares subject to options and the price payable on the exercise of options. In the case of Approved Options, such adjustments will

only be made to the extent permitted by HM Revenue and Customs.

(m) Alterations to the CSOP

The Committee reserves the right up to the forthcoming Annual General Meeting to make such amendments and additions to the rules of the CSOP as it considers appropriate or which may be necessary to obtain approval from HM Revenue & Customs, provided they do not conflict in any material respect with this summary of the rules.

The CSOP may at any time be altered by the Committee in any respect. However, any alterations to the advantage of participants to the rules governing eligibility, limits on participation and the number of new Shares or treasury shares available under the CSOP, terms of exercise and adjustment of options (other than pursuant to a variation of capital outlined in l) above) must be approved in advance by shareholders in general meeting unless the alteration or addition is minor in nature and made to benefit the administration of the CSOP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

Any amendment to a key feature of the CSOP which affects Approved Options will require HM Revenue & Customs approval before it can take effect.

APPENDIX III to the Notice of Meeting

Summary of the principal terms of the Alliance & Leicester plc 2006 ShareSave Plan

The principal features of the Alliance & Leicester plc 2006 ShareSave Plan ('ShareSave') are outlined below.

(a) General

ShareSave is a Save-As-You-Earn share option scheme designed to be approved by HM Revenue & Customs in accordance with the SAYE Code of the Income Tax (Earnings & Pensions) Act 2003.

ShareSave shall be administered by the Remuneration Committee (the 'Committee') or a sub committee.

(b) Eligibility

All UK Executive Directors and employees of the Company and participating companies within the Group with at least five years service must be entitled to participate. The Committee may also permit Executive Directors and employees with a shorter period of service to participate in ShareSave.

It is intended that invitations to apply for options over ordinary shares ('Shares') under ShareSave will be made to all eligible executive directors and employees who are employed on the date invitations under ShareSave are issued. The Committee will determine the basis upon which any invitations to apply for options will be made.

(c) The Savings Contract

To participate in ShareSave, an eligible employee must enter into a Save-As-You-Earn contract (the 'Savings Contract') with an appropriate savings carrier approved by the Company, agreeing to make monthly contributions of between £5 and £250 for a specified savings period of three or five years. The Committee has discretion to determine which of the Savings Contracts will be available in respect of any invitation to apply for options.

A bonus determined by HM Treasury is payable after the expiration of the savings period.

Applications to participate in ShareSave may be scaled down by the Committee, if applications exceed the number of shares available for the grant of options. Such scaling down may include:

(a) the exclusion of bonuses;

(b) reducing monthly contributions above a certain level pro rata; or

(c) treating elections for five-year savings plans as elections for three-year savings plans.

(d) Option price

Options granted to acquire Shares under ShareSave will have an option price determined by the Committee, which will not be less than the higher of:

(a) 80% of the middle market quotation for such Shares as derived from the Official List for the dealing day (or, if so determined by the Committee the average of such quotations for the three dealing days) immediately preceding the date on which invitations to apply for options are issued to employees; or

(b) where Shares are to be subscribed, their nominal value.

(e) Grant of options

The number of Shares over which options may be granted must, as nearly as possible, be equal to, but not in excess of, that number of Shares which may be purchased out of the repayment proceeds (including, any bonus payable) of the relevant Savings Contract at the option price.

Options will normally only be granted annually in the 42 days following the announcement by the Company of its results for any period, or following a change in the legislation relating to ShareSave Schemes or where there are circumstances considered by the Committee to be exceptional.

No options may be granted later than ten years after the approval of ShareSave by shareholders.

Options may be granted over newly issued Shares, treasury shares and shares purchased in the market.

No payment will be required for the grant of an option. Options will not be taken into account in determining a participant's pension rights under a final salary pension scheme, or the employer's contributions to a defined contributions scheme. Options are not transferable (other than on death in which case they may be exercised by a participant's personal representatives).

(f) Limits on the issue of Shares

In any ten year period not more than ten per cent of the issued ordinary share capital of the Company from time to time may be issued or issuable pursuant to rights acquired under ShareSave and any other employees' share plans established by the Company.

For the purposes of this limit, options or other rights to acquire Shares which lapse or have been released do not count. However, Shares subscribed by the trustees of an employee benefit trust to satisfy rights granted under any

employees' share plans established by the Company and Shares transferred from treasury do count towards this limit.

(g) Exercise of options

Options will only normally be exercisable for a period of six months commencing on the third or fifth anniversary (as the case may be) of the starting date of the related Savings Contract and, if not exercised by the end of that period, the option will lapse.

Earlier exercise may, however, be permitted in specified circumstances, including:

(a) termination of employment as a result of death, injury, disability, redundancy, retirement or the sale of the subsidiary or business for which the participant works; or

(b) in the event of a takeover or liquidation of the Company.

(h) Rights attaching to Shares

All Shares allotted or transferred under ShareSave will rank *pari passu* with all other Shares of the Company for the time being in issue (save as regards any rights attaching to such Shares by reference to a record date prior to the date of allotment or transfer) and the Company will apply for the listing of any new Shares issued under ShareSave.

(i) Takeover of the Company

In the event of a takeover, reconstruction or winding up of the Company, options may be exercised within six months of the change of control. Alternatively, options may be exchanged for new equivalent options over shares in the acquiring company where appropriate.

(j) Variation of capital

In the event of any rights or capitalisation issue, subdivision, consolidation, reduction or other variation of the ordinary share capital, the Committee may make (subject to receiving prior approval of HM Revenue & Customs) such adjustments as it considers appropriate to the number of Shares subject to options and/or the price payable on the exercise of options.

(k) Alterations to ShareSave

The Company reserves the right up to the forthcoming Annual General Meeting to make such amendments and additions to ShareSave as it considers appropriate or which may be necessary to obtain approval from HM Revenue & Customs, provided they do not conflict in any material respect with this summary of the rules.

The Committee may alter the provisions of ShareSave in any respect (subject to the approval of HM Revenue & Customs) provided that the prior approval of shareholders in general meeting is obtained for alterations or additions to the advantage of participants to provisions relating to eligibility, limits on participation and the number of new Shares available under ShareSave, terms of exercise and adjustment of options (other than pursuant to a variation of capital outlined in j) above).

The requirement to obtain the prior approval of shareholders will not, however, apply in relation to any alteration or addition which is minor in nature and made to benefit the administration of ShareSave, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for the Company, any of its subsidiaries or for participants.

APPENDIX IV to the Notice of Meeting

Summary of the principal terms of the Alliance & Leicester plc 2006 Deferred Bonus Plan

(a) General

It is proposed to introduce the Alliance & Leicester plc 2006 Deferred Bonus Plan ('DBP') as a reward mechanism for the senior management group below the level of Associate or Divisional Director who do not presently participate in the Alliance & Leicester plc Long Term Incentive Plan known as the Performance Share Plan.

The DBP will be administered by the Remuneration Committee (the 'Committee').

The DBP rules allow the bonuses to be awarded in the form of cash and/or deferred rights to acquire shares ('deferred shares'). It is proposed that the Committee will make recommendations as to the level and mix of cash and/or deferred shares and at the same time as the award of the rights to deferred shares, the participant may be awarded additional free matching deferred shares ('matched shares').

(b) Eligibility

Any Executive Director or employee of the Group and its subsidiaries may be invited to participate in the DBP, however, it is intended that the main participants will be senior managers and not the Directors of the Group.

No award may be made to an individual who is within six months of his or her anticipated retirement date.

(c) Grant of awards

Awards under the DBP may only be granted within the period of 42 days following:

- the adoption of the DBP by the Company;
- the announcement by the Company of its results for the last preceding financial year, half year or any other financial period;
- the commencement of an eligible employee's employment with a participating company; or
- any day on which the Committee determines that exceptional circumstances exist which justify the grant of awards.

No awards may be made more than ten years after approval of the DBP by the shareholders.

Awards will not be taken into account in determining a participant's pension rights under a final salary pension scheme, or the employer's contributions to a defined contribution scheme.

Awards granted under the DBP may not be transferred other than on death and if transferred will remain subject to all the main terms and conditions of the original awards.

No consideration will be required for the grant of the award.

(d) Vesting of awards

Rights to acquire deferred or matched shares shall not normally be exercisable until the third anniversary of their grant; the rights will lapse if not exercised within five years of the date of grant.

As it is not intended that awards under the DBP will be made to Directors of the Group, it is not proposed that the receipt of matched shares be linked to performance conditions.

In the event that the Committee recommends that participation in the DBP be extended to Directors then rights to acquire matched shares will be subject to the achievement of performance conditions set at the time of grant and designed to link the receipt of matched shares to the sustained improvement in the underlying performance of the Group.

(e) Early vesting provisions

An unvested award will normally lapse if the participant ceases to be employed within the Group within three years of an award of deferred shares. However, if a participant ceases to be employed in exceptional circumstances (for example, as a result of injury, disability, redundancy, or retirement) the rules allow employees to exercise their rights to acquire deferred shares and matched shares. In either case the Committee, in its absolute discretion, will determine the extent to which awards may vest having regard to the length of time that the awards have been held.

On a change of control, reconstruction, merger, demerger or winding-up of the Company, the Committee, in its absolute discretion, will determine the extent to which an award may vest having regard to the length of time that it has been held. Alternatively, if appropriate, awards may be released (to the extent that they have not lapsed) in consideration for new awards, which are equivalent to the original awards but over shares in the acquiring company.

(f) Plan limits

Awards under the DBP may be fulfilled by the issue of new shares, the transfer of treasury shares or the purchase of existing shares.

No award may be granted under the DBP if it would cause the number of shares that may be issued or issuable pursuant to options granted in the preceding ten years to:

- exceed ten per cent of the issued ordinary share capital of the Company under the DBP and any other employees' share plans established by the Company; and
- exceed five per cent of the issued ordinary share capital of the Company under the DBP and any other executive share option plan established by the Company.

For the purposes of these limits, options or other rights to acquire shares which lapse or have been released do not count. However, Shares subscribed by the trustees of an employee benefit trust to satisfy rights under any employees' share plans adopted by the Company and Shares transferred from treasury do count towards these limits.

(g) Adjustments to awards

In the event of any rights or capitalisation issue, subdivision, consolidation, demerger, reduction, other variation of the ordinary share capital, or other exceptional event, the Committee may make such adjustment to the number of ordinary shares subject to awards as they consider appropriate.

(h) Rights attaching to ordinary shares

Shares allotted or transferred under the DBP will rank alongside ordinary shares of the same class then in issue. The Company will apply for the listing of any newly issued ordinary shares under the DBP.

(i) Alterations to the DBP

The Committee reserves the right up to the forthcoming Annual General Meeting to make such amendments and additions to the DBP as it considers appropriate, provided they do not conflict in any material respect with this summary of the rules.

The Committee may alter the provisions of the DBP in any respect provided that the prior approval of shareholders in general meeting is obtained for alteration or additions to the advantage of participants to provisions relating to eligibility, limits on participation and the number of new ordinary shares available under the DBP, terms of exercise and adjustment of awards (other than pursuant to a variation of capital within g) above).

(j) Termination

The DBP will terminate on the tenth anniversary of its approval by the Company's shareholders, or such earlier time as the Committee may determine, but the rights of existing participants will not thereby be affected. In the event of termination no further awards will be granted.

Directors Standing for Election



Sir Derek Higgs (Aged 61)
Chairman
Appointed to the Board in October 2005, Sir Derek Higgs is a Chartered Accountant and a former investment banker. His previous career included five years as a Director of Prudential plc and Chairman of its fund management business and 24 years with the Warburg Group where he was Head of Global Corporate Finance and Chairman of SG Warburg & Co Ltd. He is also Chairman of Partnerships UK Plc and Bramdean Asset Management LLP and Deputy Chairman of The British Land Company plc and Business in the Community. His other appointments include a non-executive directorship at Jones Lang LaSalle Inc. He is also a Pro-Chancellor of the University of Bristol.



Malcolm Aish (Aged 61)
Non-Executive Director
Appointed to the Board in May 2005, Malcolm Aish's career has been with N M Rothschild & Sons Limited, where he remains a consultant on risk. He is a non-executive director of Mitsubishi UFJ Securities International plc, and a non-executive director and Chairman of the Investment Committee for Star Secondary Market Infrastructure Fund Manager LLP. Malcolm was a LIBA representative to the FSA Advisory Group on the Basel Accord.



Rodney Duke (Aged 55)
Non-Executive Director
Appointed to the Board in January 2006, Rod Duke's career has been with HSBC, where he spent over 33 years. Prior to his retirement in 2004 he was General Manager Banking Services and a Group General Manager, managing the bank's distribution capability for personal and commercial customers. He had previously held a number of executive positions across the bank including investment banking, credit cards and operations. Rod is a non-executive director of Exedra Clubs Limited and Books of Course Limited.



David Bennett (Aged 43)
Group Finance Director
Appointed to the Board in January 2000, David Bennett is responsible for financial accounting, planning and reporting, strategic planning, group risk, and group property services. He has over 20 years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd. He became a non-executive director of easyJet plc in October 2005.



Mike McTighe (Aged 52)
Non-Executive Director
Appointed to the Board in June 2000, Mike McTighe is currently Chairman of Frontier Silicon Limited, Phyworks Limited, Corvil Limited, Nujira Limited, and Cambridge Semiconductor Limited, a non-executive director of Pace Micro Technology plc, and a director of London Metal Exchange Holdings Limited. He is also a member of the technology advisory board of Apax Partners. Previously he was Chairman & CEO of Carrier1 International SA, and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these appointments, he was with Philips of the Netherlands, Motorola and GE.



Richard Pym (Aged 56)
Group Chief Executive
Appointed to the Board in September 1993 as Group Finance Director, Richard Pym became Managing Director, Retail Banking in 2001 and was appointed Group Chief Executive in 2002. A Chartered Accountant, his previous career was with Thomson McLintock & Co, British Gas plc, BAT Industries plc and The Burton Group plc. He became senior independent non-executive director of Halfords plc in May 2004 and will become Chairman in April 2006. He was a non-executive director of Selfridges plc from 1998 to 2003. Richard is a Vice President of the British Bankers' Association.

Notes to the Notice of Meeting and How to Vote

1. Attendance and Voting at the Meeting
Only holders of ordinary shares registered in the register of members of the Company as at 7.00 pm on Sunday 30 April 2006 or on the date which is two days prior to any adjournment of it shall be entitled to attend and vote at the Meeting or adjourned meeting in respect of the number of ordinary shares registered in their names at that time. If you wish to attend, please bring your proxy or direction form with you.

2. If you are not coming to the Meeting
If you are unable to attend the Meeting you may appoint a proxy to attend the meeting on your behalf and, on a poll, vote on your behalf by completing the enclosed proxy or direction form. A proxy need not be a shareholder. Please note that your proxy is not entitled to vote on a show of hands. The Company's scrutineers must receive your proxy appointment and instructions, either on the enclosed form(s), by telephone or electronically, no later than 48 hours before the Meeting is due to commence (and, if the Meeting is adjourned, 48 hours before the time of the adjourned meeting). Please refer to the Notes on the reverse of the form for guidance.

For shareholders other than employees with shares in the Share Incentive Plan ('SIP') Trust completing and lodging a proxy and/or direction form does not preclude you from attending and voting at the Meeting if you prefer to do so.

(a) Appointing your proxy by post
If your shares are held in the form of a share certificate, by completing and returning the proxy form you will be appointing a proxy (who may be the Chairman of the Meeting) to attend and vote on a poll on your behalf. If you hold shares through the Company's nominee, 'ShareSafe', by completing and returning the direction form you will be instructing ShareSafe to appoint a proxy (who again may be the Chairman of the Meeting) to attend and vote on a poll on your behalf.

If you are an employee of Alliance & Leicester with shares in the SIP Trust, by completing and returning the relevant direction form you will be directing the Trustees of the SIP to attend and vote on a poll on your behalf.

(b) Appointing a proxy electronically
To submit a proxy or direction electronically:

- Log on to www.alliance-leicester-shareholder.co.uk then select the AGM option and follow the online instructions.
- You will need the Investor Code printed above the signature box on your proxy or direction form accompanying this booklet.
- You can also view the AGM documents contained in this pack.

(c) Instructions for electronic proxy appointment through CREST
In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (ID RA10) not later than 48 hours before the time fixed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Electronic communications
It is the Group's aim to promote and invest in environmentally friendly and sustainable services where it is practical to do so. By registering to receive future shareholder communications electronically, you will enable Alliance & Leicester to print and issue fewer Annual General Meeting invitations.

To support the Group's environmental objectives, this year the Company will donate 10p to charity for every shareholder whose votes are received electronically.

To register to receive electronic communications in future, and view shareholder documentation, log onto www.alliance-leicester-shareholder.co.uk and follow the online instructions.

Notes to the Notice of Meeting and How to Vote continued

This is a secure facility that enables you to consent to communicate electronically. You will need to provide your Investor Code, which can be found on your proxy or direction form above the signature box. Once you have registered, we will then notify you by e-mail when a document has been published on our website and provide you with a link to it. Shareholder documentation includes Annual Reports, Summary Annual Reports, Notices of General Meetings, proxy forms or direction forms. There are no particular software requirements to view these documents, other than those which are described and are available on our website.

Electronic communication has a number of advantages including: (i) speedier receipt of information; (ii) access entirely at your convenience; (iii) cost savings for the Company on the delivery of documents; and (iv) confirmation to you of receipt by the scrutineers of your proxy appointment, if you so request.

Please note that any electronic communication you send to our Registrars found to contain a computer virus will not be accepted. It is your responsibility to notify our Registrars of any change to your e-mail address or your choice of communication. The Company's obligation is satisfied when, through our Registrars, we transmit an electronic message to you. We cannot be held responsible for a failure in transmission beyond our control.

Documents

The following documents which are available for inspection at the Company's registered office at Carlton Park, Narborough, Leicester LE19 0AL and at Allen & Overy LLP, One New Change, London EC4M 9QQ during business hours on any weekday (except public holidays) will also be available for inspection at the Company's registered office (being the place of the Meeting) from 15 minutes prior to and during the Meeting:

(a) a register of interests of directors and their families in the shares of the Company;

(b) copies of all terms and conditions under which non-executive directors are appointed;

(c) new Articles of Association recommended for adoption, proposed under Resolution 14;

(d) rules of the Alliance & Leicester plc Share Incentive Plan, an amendment for which is proposed under Resolution 16;

(e) rules of the Alliance & Leicester plc 2006 Restricted Share Plan, proposed under Resolution 17;

(f) rules of the Alliance & Leicester plc 2006 Company Share Option Plan, proposed under Resolution 18;

(g) rules of the Alliance & Leicester plc 2006 ShareSave Plan, proposed under Resolution 19; and

(h) rules of the Alliance & Leicester plc 2006 Deferred Bonus Plan, proposed under Resolution 20.

Further Questions

(1) Should you have any further questions in relation to your shareholding, please contact our registrars, Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA. Telephone 0870 607 0414 or e-mail alshareholder@capitaregistrars.com

(2) Should you have any detailed questions about the resolutions, please write to Simon Lloyd, Group Secretary, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL by 26 April 2006 at the latest.

Calls from the UK mainland will be charged at your service provider's national rate; different charges may apply to mobile telephones. Calls may be recorded and randomly monitored for security and training purposes.

You can receive a copy of this leaflet in large print, Braille or audio tape by contacting our Customer Disability Support Unit. Please call 0800 068 8025, or textphone users can contact us on 0870 010 0159.

This Report is printed on 100% ECF (Elemental Chlorine Free) pulp that is fully recyclable. Published by Black Sun plc 020 7736 0011

Vote online!

At www.alliance-leicester-shareholder.co.uk and select the AGM option.

You can also register to view and value your shares and receive electronic communications.



For more information simply visit www.alliance-leicester-shareholder.co.uk

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,366	1,296	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Fraser Paton	Class of shares allotted: Ordinary	Number allotted: 2,662
Address: 82 Woodfield Avenue Edinburgh		
UK postcode: EH13 0QP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 17-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15 / 03 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,912	1,463	1,388
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Rodney McMichael	Ordinary	3,912
Address: Glenshesk House, Six Acres, Broughton Astley, Leics		
UK postcode: LE9 6PX		
Name: Lisa Butler	Ordinary	2,851
Address: 59 Stephenson Wharf, Apsley Lock, Hemel Hempstead, Herts		
UK postcode: HP3 9WX		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 17-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,905	1,459	14,947
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Michael Power Address: 48 High Street Roade Northants UK postcode: NN7 2NW	Ordinary	1,905
Name: Paul Danson Address: 3 Hampstead Close Narborough Leicester UK postcode: LE19 3FR	Ordinary	1,459
Name: Alastair Price Address: Four Winds Houghton Hill Houghton Huntingdon UK postcode: PE28 2BS	Ordinary	14,947
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 17-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	29,409	11,689	8,879
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	510	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Pym	Class of shares allotted: Ordinary	Number allotted: 29,409
Address: 24 Mymms Drive Brookmans Park Hatfield Herts		
UK postcode: AL9 7AF		
Name: Richard Banks	Class of shares allotted: Ordinary	Number allotted: 11,689
Address: White Lodge 26 West Road Weaverham		
UK postcode: CW8 3HL		
Name: Christopher Rhodes	Class of shares allotted: Ordinary	Number allotted: 8,879
Address: Meadowbrook Main Street Horninghold Market Harborough		
UK postcode: LE16 8DH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22,365	38,228	54,924
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Richard Pym Address: 24 Mymms Drive, Brookmans Park, Hatfield, Herts UK postcode: AL9 7AF	Ordinary	115,517
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,642	14,336	27,831
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Bennett	Ordinary	23,978
Address: Marston Farm Shuckburgh Road Priors Marston Southam		
UK postcode: WV47 7RY		
Name: Graham Pilkington	Ordinary	27,831
Address: Limehurst 11a Weathercock Lane Woburn Sands Milton Keynes		
UK postcode: MK17 8NP		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 02 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	14,856	11,745	6,466
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Laurence Permutt	Class of shares allotted: Ordinary	Number allotted: 33,067
Address: 5 Bell Moor East Heath Road London		
UK postcode: NW3 1DY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,314	1,590	1,921
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Christopher Annis Address: Acorn House High Street Buxted East Sussex UK postcode: TN22 4JU	Ordinary	4,314
Name: Marie Bell Address: 117 Southport Road Bootle Liverpool UK postcode: L20 9EE	Ordinary	1,590
Name: Elizabeth Thornewill Address: 44 Preston Drive Daventry Northants UK postcode: NN11 0GL	Ordinary	1,921
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

APR 1 4 2006
WASH. D.C.
209
PROCESSING SECTION

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,358	1,884	1,477
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael Costella	Class of shares allotted: Ordinary	Number allotted: 2,358
Address: 16 Chapel Lane Cosby Leics		
UK postcode: LE9 1RG		
Name: Brigitte Garcia de Jager	Class of shares allotted: Ordinary	Number allotted: 1,884
Address: 3 Rocket Close Watnall Nottingham		
UK postcode: NG16 1GE		
Name: Lila Raiborde	Class of shares allotted: Ordinary	Number allotted: 1,477
Address: 5 Briar Meads Oadby Leicester		
UK postcode: LE2 5WE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on an one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	7	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,398	5,102	3,915
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Graham Wenlock	Ordinary	1,398
Address: 37 Mill Hill Enderby Leicester		
UK postcode: LE19 4AL		
Name: Peter Duffell	Ordinary	5,102
Address: Westwood Mill Lane Aslockton Nottingham		
UK postcode: NG13 9AS		
Name: Patrick Ryan	Ordinary	3,915
Address: 18 Brandreth Delph Parbold Lancs		
UK postcode: WN8 7AQ		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

ccform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,500	5,334	1,179
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	John Buckle	Class of shares allotted: Ordinary	Number allotted: 1,500
Address	42 Tealby Close Gilmorton Lutterworth Leics		
UK postcode	LE17 5PT		
Name	Simon Brady	Class of shares allotted: Ordinary	Number allotted: 6,513
Address	Orchard View Sandmead Road Sandford Nth Somerset		
UK postcode	BS25 5QG		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,915	1,599	2,510
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Patrick Ryan Address: 18 Brandreth Delph Parbold Lancs UK postcode: WN8 7AQ	Ordinary	3,915
Name: Adrian Steel Address: 192 Scraptoft Lane Leicestger UK postcode: LE5 1HX	Ordinary	1,599
Name: Peter Duffell Address: Westwood Mill Lane Aslockton Notts UK postcode: NG13 9AS	Ordinary	2,510
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,535	1,753	1,625
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: John Pugh	Ordinary	1,535
Address: 26 Crucian Way Cruxteth Park Liverpool		
UK postcode: L12 0AW		
Name: Stephen Bowyer	Ordinary	1,753
Address: 9 Thurlow Close Oadby Leicester		
UK postcode: LE2 4TG		
Name: Colin Knowles	Ordinary	1,625
Address: Langdales 7 Cosby Road Broughton Astley Leics		
UK postcode: LE9 6PA		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

SEC MAIL RECEIVED PROCESSING APR 14 2006 WASH. D.C. 209 SECTION

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	766	5,849	1,479
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	900.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Colin Jones	Ordinary	6,615
Address 13 Sunningdale Drive Blundellsands Merseyside L23 7XA		
UK postcode l23 7xa		
Name	Class of shares allotted	Number allotted
Matthew Hall	Ordinary	1,479
Address 33 Gaveston Road Leamington Spa		
UK postcode CV32 6EX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,877	1,854	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Steven Rushton	Class of shares allotted: Ordinary	Number allotted: 1,877
Address: Nuthurst Grange Road St Marys Platt Sevenoaks		
UK postcode: TN15 8LE		
Name: John Moore	Class of shares allotted: Ordinary	Number allotted: 1,854
Address: 8 Poplars Court Leiceser Road Market Harborough Leics		
UK postcode: LE16 7BU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,696	1,255	1,991
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Rachel Matthews	Ordinary	1,696
Address: 5 Ingham Road West Timperley Altrincham Cheshire		
UK postcode		
Name: John Moore	Ordinary	1,255
Address: 1 Brae Park Munlochy Ross-shire		
UK postcode: IV8 8PJ		
Name: Margaret Neill	Ordinary	1,991
Address: The Old Farmhouse 23 Bolton Lane Hose Melton Mowbray		
UK postcode: LE14 4YE		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,467	7,612	1,500
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Andrew Muddimer Address: 44 Coventry Road Narborough Leicester UK postcode: LE19 2GB	Ordinary	1,467
Name: Carole Ratcliffe Address: Potters Cottage 2 Uppingham Road Billesdon Leicester UK postcode: LE7 9AR	Ordinary	7,612
Name: Karen Spencer Address: 20 Fairway Kibworth Beauchamp Leics UK postcode: LE8 0LB	Ordinary	1,500
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

RECEIVED APR 14 2006 209 SEC MAIL PROCESSING SECTION

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 02 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,630	2,525	1,567
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Robert Towers	Ordinary	11,155
Address 27 Winwick Park Avenue Winwick Warrington Cheshire		
UK postcode WA2 8XB		
Name	Class of shares allotted	Number allotted
Colin Hughes	Ordinary	1,567
Address 77 Hendy Road Mold Flintshire		
UK postcode CH7 1QR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

RECEIVED APR 14 2006 209 PROCESSING SECTION MAIL WASH. DC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 02 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	680	7,454	1,532
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	900.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Russell Wilkinson	Class of shares allotted: Ordinary	Number allotted: 8,134
Address: 109 Mere Road Wigston Leicester		
UK postcode		
Name: Michael Woodward	Class of shares allotted: Ordinary	Number allotted: 1,532
Address: 1 Plough Close Leicester Forest East Leicester		
UK postcode: LE3 3QR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,964	8,417	2,049
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Charles White Address: The Manor House Hopton Wafers nr Cleobury Mortimer Shropshire UK postcode: DY14 0NA	Ordinary	5,964
Name: Susan Styles Address: The Banks Daventry Road Newnham Northants UK postcode: NN11 3HF	Ordinary	8,417
Name: Mark Tomlinson Address: 9 Pinewood Close Scarisbrick Southport UK postcode: PR8 5LL	Ordinary	2,049
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,796	1,357	1,341
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Robert Samuels Address: 14 St Wilfrids Close Kibworth Beauchamp Leics UK postcode: LE8 0PY	Ordinary	1,796
Name: Lorna Price Address: 22 Foxglove Avenue Brixlincote Valley Burton on Trent Staffs UK postcode: DE15 9HQ	Ordinary	1,357
Name: Andrew Hubbard Address: 11 Lime Grove Kirby Muxloe Leicester UK postcode: LE9 2DF	Ordinary	1,341
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,664	2,759	7,322
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Joseph Gallivan	Ordinary	1,664
Address 50 Queen sRoad Southport		
UK postcode PR9 9JF		
Name	Class of shares allotted	Number allotted
Geoffrey Faulkner	Ordinary	2,759
Address 90 Copse Avenue West Wickham Kent		
UK postcode BR4 9NP		
Name	Class of shares allotted	Number allotted
Martin Evans	Ordinary	7,322
Address 48 Moss Lane Bramhall Stockport Cheshire		
UK postcode SH7 1EH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 02 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,265	992	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Peter Curry	Class of shares allotted: Ordinary	Number allotted: 9,257
Address: 97 Delph Park Avenue Aughton Lancs		
UK postcode: L39 5DF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,730	1,730	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Michael Dawbarn **Address:** 87 Aviemore Drive Fearnhead Warrington Cheshire **UK postcode:** WA2 0TH	Ordinary	1,730
Name: Graham Cairns **Address:** 9 Aldbourne Close Woolton Liverpool Merseyside **UK postcode:** L25 6JD	Ordinary	1,730
Name: **Address:** **UK postcode:**		
Name: **Address:** **UK postcode:**		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester	
Carlton Park, Narborough, Leicester LE19 0AL	
Tel 0116 200 2778	
DX number 11000	DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

MAIL PROCESSING SECTION RECEIVED APR 14 2006 209

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	600	5,812	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	837	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Sandy Buy	Class of shares allotted: Ordinary	Number allotted: 6,412
Address: 28 Robotham Close Narborough Leicester		
UK postcode: LE18 3RN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

SEC MAIL RECEIVED PROCESSING APR 14 2006 SECTION

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,729	1,724	4,108
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Martin Harrison	Ordinary	4,729
Address: 11 Greenway Kibworth Leicester		
UK postcode: LE8 0LU		
Name: Roger Hooley	Ordinary	1,724
Address: 48 Twining Brook Road Cheadle Hulme Cheadle SK8 9RJ		
UK postcode: LE11 2QW		
Name: Andrew Hayga	Ordinary	4,108
Address: Wydders Barn Free Green Lane Lower Peover Cheshire		
UK postcode: WA16 9QU		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,886	1,920	9,218
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Richard Davies	Ordinary	1,886
Address: 20 Elizabeth Way Uppingham Rutland		
UK postcode: LE15 9PQ		
Name: Ewan Edwards	Ordinary	1,920
Address: 1 Geary Close 15 Spruce Avenue Loughborough Leics		
UK postcode: LE11 2QW		
Name: Ian Hares	Ordinary	9,218
Address: 23 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed _______________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,600	11,793	1,542
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	805.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Simon Baum	Class of shares allotted Ordinary	Number allotted 17393
Address 41 Sanders Road Quorn Loughborough Leics		
UK postcode LE12 8JN		
Name Stephen Charlton	Class of shares allotted Ordinary	Number allotted 1,542
Address 1 Geary Close Royal Lodge Narborough Leics		
UK postcode LE19 2RD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,724	11,714	17,441
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	795	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Simon Baum Address: 41 Sanders Road Quorn Loughborough Leics UK postcode: LE12 8JN	Ordinary	32,879
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

RECEIVED APR 14 2006 PROCESSING SECTION 209

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 02 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,986	6,626	8,805
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Eileen Burke	Class of shares allotted: Ordinary	Number allotted: 18,417
Address: 109 Mere Road Wigston Leicester		
UK postcode: LE18 3RN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,661	1,491	1,346
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Derrick Fewings Address: 16 Ledson Grove Aughton Ormskirk Lancs UK postcode: L39 6TB	Ordinary	1,661
Name: Richard Anderson Address: 12 Sharpes Close Thornton Leics UK postcode: LE67 1BY	Ordinary	1,491
Name: Jill Butterwood Address: 21 Cedar Road Blaby Leicester UK postcode:	Ordinary	1,346
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,305	1,886	4,286
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Geoffrey Lloyd	Class of shares allotted: Ordinary	Number allotted: 12,477
Address: 3 Grafton Drive, Ainsdale, Southport, Merseyside		
UK postcode: PR8 2RW		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,584	1,588	1,508
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Michael Innes	Class of shares allotted Ordinary	Number allotted 1,584
Address 20 Stretche Road Swanage Dorset		
UK postcode BH19 1NF		
Name Andrew Irvine	Class of shares allotted Ordinary	Number allotted 3,096
Address The Old Chapel 3 Chapel Lane Cosby Leics		
UK postcode LE9 1RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester	
Carlton Park, Narborough, Leicester LE19 0AL	
Tel 0116 200 2778	
DX number 11000	DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,325	18,839	2,006
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Wendy Legard Address: 3 Hensman Close Fleckney Leics UK postcode	Ordinary	1,325
Name: Christopher Jones Address: 181 Crammer Court Whitehead's Grove Chelsea London UK postcode SW3 3HG	Ordinary	18,839
Name: Geoffrey Lloyd Address: 3 Grafton Drive Ainsdale Southport Merseyside UK postcode PR8 2RW	Ordinary	2,006
Name Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

MAIL PROCESSING SECTION RECEIVED APR 14 2006 209

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,763	7,102	7,825
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Roy Hewitt	Class of shares allotted: Ordinary	Number allotted: 1,763
Address: 6 Howells Avenue Gt Sutton South Wirral		
UK postcode		
Name: Darren Hickman	Class of shares allotted: Ordinary	Number allotted: 7,102
Address: 2 Coverdale Road Wigston Leicester		
UK postcode: LE18 3RY		
Name: Simon Hull	Class of shares allotted: Ordinary	Number allotted: 7,825
Address: 2 Fountain Cottages 1C Eagle Towers Port Erin Isle of Man		
UK postcode: IM19 6LA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,984	1,536	1,572
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Stephen Leonard Address: 562 Kenilworth Road Balsall Common Warwicks UK postcode: CV7 7RZ	Ordinary	12,984
Name: George Hazell Address: 37 Hawthorne Drive Thornton Leics UK postcode: LE67 1AW	Ordinary	1,536
Name: Andrew Hedges Address: 2 Fountain Cottages Odnall Lane Clent West Midlands UK postcode: DY9 9PU	Ordinary	1,572
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 15-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,592	1,416	690
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	834	860	879.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Warrilow	Class of shares allotted: Ordinary	Number allotted: 3,698
Address: 112 Watling Street Rochester Kent		
UK postcode: ME2 3QJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	748	1,532	1,461
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	879.5	881	871.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Warrilow	Class of shares allotted: Ordinary	Number allotted: 3,741
Address: 112 Watling Street Rochester Kent		
UK postcode: ME2 3QJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,988	1,538	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Mehrdad Yousefi	Ordinary	3,526
Address 4 Mayfield Place Eastbourne		
UK postcode BN22 8XJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,739	2,372	1,478
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: William Paterson Address: 26 Threestanes Road Strathaven UK postcode: ML10 6EB	Ordinary	1,739
Name: Alan Wall Address: The Grange Cat Tail Lane Scarisbrick West Lancs UK postcode: PR8 5LW	Ordinary	2,372
Name: Keeley Wallace Address: 5 Rectory Close Swinford Lutterworth Leics UK postcode: LE17 6BR	Ordinary	1,478
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

cojform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,318	1,740	691
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	900.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Stephen Hay	Class of shares allotted: Ordinary	Number allotted: 3,749
Address: 10 Carnforth Close Croxtech Park West Derby Liverpool		
UK postcode: L12 0HP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,129	1,706	1,285
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Donna Cunliffe	Ordinary	5,129
Address: Ivy House Ivy Lane Rainford St Helens		
UK postcode: WA11 8NU		
Name: Catherine Gall	Ordinary	1,706
Address: 8 Sailsbury Road Cressington Park Liverpool		
UK postcode: L19 0PJ		
Name: Geoffrey Mozley	Ordinary	1,285
Address: 10 Broctone Close Broughton Astley Leics		
UK postcode: LE9 6XX		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,556	882	1,030
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	678.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Steven Cliff Address: Paddock View Frolesworth Road Leire Leics UK postcode: LE17 5HJ	Ordinary	9,468
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 / 02 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,532	4,307	1,449
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Phillip Beech Address: 2 Holbrock Close Great Sankey Warrington UK postcode: WA5 3SE	Ordinary	1,532
Name: Timothy Carter Address: Oak Barn Lower Mountain Road Higher Kinnerton Chester UK postcode: ch4 0ey	Ordinary	4,307
Name: Paul Carine Address: Holmberry 2 Main Street Newton Kyme Tadcaster UK postcode: LS24 9LS	Ordinary	1,449
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________________ Date 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,427	1,355	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Claire Tomlinson	Ordinary	2,782
Address: Oak Barn Lower Mountain Road Higher Kinnerton Chester		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _______________ Date 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964 **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,781	1,836	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Mary Monkhouse	Ordinary	3,617
Address: 7 Chartmount Way Gateacre Liverpool Merseyside		
UK postcode: 125 5lb		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

ccform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	771	1,430	1,483
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Anthony Nancarrow	Ordinary	771
Address: 85 Wood Houses Road Burntwood Staffs		
UK postcode: WS7 9EJ		
Name: Lorna Price	Ordinary	1,430
Address: 22 Foxglove Avenue Brixlincote Valley Burton on Trent Staffs		
UK postcode: DE15 9HQ		
Name: Paul Kirwan	Ordinary	1,483
Address: 28 Beech Avenue Upton Wirral Merseyside		
UK postcode: CH19 4NJ		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 13-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,962	6,206	157
Nominal value of each share	0.50p	0.50p	0.50
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Helen Riley Address: 4 Hedgebank Close Liverpool UK postcode: L9 9JB	Ordinary	3,962
Name: Ian Rubery Address: 42 Mill Hill Baginton Nr Coventry UK postcode: CV8 3AG	Ordinary	6,363
Name: Address: UK postcode:	Ordinary	
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,661	19,680	30,137
Nominal value of each share	0.50p	0.50p	0.50
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Smithies	Class of shares allotted: Ordinary	Number allotted: 5,661
Address: Cobweb Cottage Lady Gate Diseworth Derbyshire		
UK postcode: DE74 2QF		
Name: William Sutton	Class of shares allotted: Ordinary	Number allotted: 19,680
Address: 1 Field Hurst Stony Butts Lane Barkisland Halifax		
UK postcode: HX4 0JE		
Name: Andrew Swann	Class of shares allotted: Ordinary	Number allotted: 30,137
Address: Neild House Beamond End Amersham Bucks		
UK postcode: HP7 0QT		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,595		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	837		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Conrad Taggart Address: 40 Dovedale Road Stoneygate Leicester UK postcode: LE2 2DJ	Ordinary	1,595
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,433	576	5,180
Nominal value of each share	0.50p	0.50p	0.50
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Conrad Taggart	Class of shares allotted: Ordinary	Number allotted: 11,189
Address: 40 Dovedale Road Stoneygate Leicester		
UK postcode: LE2 2DJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,080	11,310	2,594
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Ian Tandy	Ordinary	7,080
Address Bridle Cottage Fernie Chase Thorpe Langton Market Harborough		
UK postcode LE16 7SE		
Name	Class of shares allotted	Number allotted
Annika Wahlberg	Ordinary	13,904
Address The Castle Church Hill Streeton on Dunsmore Warks		
UK postcode CV23 9NA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,524	14,411	9,050
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Warsop	Class of shares allotted: Ordinary	Number allotted: 1,524
Address: 11 Green Leys West Bridgford Nottingham		
UK postcode: NG2 7RX		
Name: Gary Wilkinson	Class of shares allotted: Ordinary	Number allotted: 14,411
Address: 5 Bonner Close Oadby Leicester		
UK postcode: LE2 4YZ		
Name: Karen Woods	Class of shares allotted: Ordinary	Number allotted: 9,050
Address: Gooseberry Farm Holmesfield Dronfield Derbyshire		
UK postcode: S18 7WB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,320	6,192	1,907
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Frank Lambe	Ordinary	12,419
Address: 19 Redwood Avenue Lydiate Liverpool Merseyside		
UK postcode: L31 2PE		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,182		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	805.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Frank Lambe Address: 19 Redwood Avenue Lydiate Liverpool Merseyside UK postcode: L31 2PE	Ordinary	1,182
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ **Date** 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,918	11,240	555
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	900.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Paul Laurance	Ordinary	1,918
Address: 26 Middle Street Croxton Kerrial Grantham Lincs		
UK postcode: NG32 1QP		
Name: Ian Lawrence	Ordinary	11,240
Address: 26 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name: Andrew Lee	Ordinary	555
Address: 29 Alder Lane Balsall Common West Midlands		
UK postcode: CV7 7DZ		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,582	6,251	1,408
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Donna Leech	Ordinary	1,582
Address: Mannville House Yew Tree Close Willoughby Waterleys Leics		
UK postcode: LE8 6BU		
Name: Graham Long	Ordinary	6,251
Address: 15 Sumatra Road West Hampstead London		
UK postcode: NW6 1PS		
Name: David McCarthy	Ordinary	1,408
Address: 29 Robotham Close Narborough Leicester		
UK postcode: LE19 2RH		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,754	1,536	1,562
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Rachel Morrison	Ordinary	7,754
Address: 23 The Beeches Uppingham Rutland		
UK postcode: LE15 9PG		
Name: Sandra Odell	Ordinary	1,536
Address: 10 Wards Lane Yelvertoft Northants		
UK postcode: NN6 6LY		
Name: John Owen	Ordinary	1,562
Address: 6 Burrough Way Lutterworth Leics		
UK postcode: LE17 4EJ		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,979	1,957	6,494
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Patton	Class of shares allotted: Ordinary	Number allotted: 8,936
Address: North Lodge 14 Folville Street Ashby Folville Leicester		
UK postcode: LE14 2TE		
Name: Richard Price	Class of shares allotted: Ordinary	Number allotted: 6,494
Address: 17 The Chase Knaresborough Nth Yorks		
UK postcode: HG5 0SY		
Name:	Class of shares allotted: Ordinary	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,643		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	754.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Susan Quigley	Class of shares allotted: Ordinary	Number allotted: 1,643
Address: Church Farm House The Village Burton Sth Wirral		
UK postcode: CH64 5TH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted: Ordinary	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 08-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	157		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ewan Edwards	Class of shares allotted: Ordinary	Number allotted: 157
Address: 15 Spruce Avenue Loughborough Leics		
UK postcode: LE11 2QW		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 14-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	886	1,618	4,141
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	900.5	754.5	4141

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Mark Browne Address: 14 Brockhill Drive Oadby Leicester UK postcode: LE2 5RD	Ordinary	886
Name: Keith Groves Address: 26 Sandy Road Norton Stourbridge UK postcode: DY8 3AH	Ordinary	1,618
Name: Ewan Edwards Address: 15 Spruce Avenue Loughborough Leics UK postcode: LE11 2QW	Ordinary	4,141
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 14-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	03	2006			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	2,794	4,630	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	632	364.4	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES	Ordinary	7,424
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 14-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,449		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	754.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Fiona Thompson	Class of shares allotted: Ordinary	Number allotted: 1,449
Address: Rocholme Nemos Close Helsby Cheshire		
UK postcode: WA6 9GQ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted: Ordinary	Number allotted:
Address:		
UK postcode: LE2 5PE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ____________________ **Date** 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 03 2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,615		
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Robert Wheeler	Ordinary	1,615
Address: The Old Grange 8 The Green Clipston Market Harborough		
UK postcode: LE16 9RS		
Name:		
Address:		
UK postcode:		
Name:	Ordinary	
Address:		
UK postcode: LE2 5PE		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________ Date 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,822	1,968	1,524
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Christopher Murphy	Class of shares allotted: Ordinary	Number allotted: 1,822
Address: Westcott House Church Street Naseby		
UK postcode: NN6 6DA		
Name: Steven Stopani	Class of shares allotted: Ordinary	Number allotted: 1,968
Address: Barn Cottage Top End Pytchley Northants		
UK postcode: NN14 1EX		
Name: Carl Wall	Class of shares allotted: Ordinary	Number allotted: 1,524
Address: 46 Hidcote Road Oadby Leicester		
UK postcode: LE2 5PE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,414	1,342	805
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	900.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Diane Henderson	Ordinary	2,756
Address: 47 Endlebury Road Chingford London		
UK postcode: E4 6QB		
Name: Geoffrey Lloyd	Ordinary	805
Address: 3 Grafton Drive Ainsdale Southport Merseyside		
UK postcode: PR8 2RW		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 14-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	444	7,121	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	900.5	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Diane Baldwin	Class of shares allotted: Ordinary	Number allotted: 7,565
Address: 8 Verdi Close Old Farm Park Milton Keynes		
UK postcode: MK7 8PD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	18,621	1,594	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Shaun Astley	Ordinary	18,621
Address 12 Hambleton Close Oakham Rutland LE15 6FY		
UK postcode NG13 0BZ		
Name	Class of shares allotted	Number allotted
Michael Ashton	Ordinary	1,594
Address 6A The Green Dadlington Nuneaton Warks CV13 6JB		
UK postcode CV13 6JB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17,871	5,543	1,673
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Michael Thomas Address: Oxholme Devon Lane Bottesford Notts UK postcode: NG13 0BZ	Ordinary	23,414
Name: Barbara Hazel Collier Address: Anvils Rest Forge End East Stour Dorset UK postcode: SP8 5NF	Ordinary	1,673
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,800	1,646	5,775
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Martin Rice	Class of shares allotted: Ordinary	Number allotted: 3,446
Address: 31 Highfield Drive Wigston Leicester		
UK postcode: LE18 1NN		
Name: Simon Brady	Class of shares allotted: Ordinary	Number allotted: 5,755
Address: Orchard View Sandmead Road Sandford Nth Somerset		
UK postcode: BS25 5QG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode: LE2 5PE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,683	1,519	1,384
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Barbara Kerr	Ordinary	1,683
Address Ivy Cottage Harridge Lane Scarisbrick Lancs		
UK postcode L40 8HD		
Name	Class of shares allotted	Number allotted
Ian Walker	Ordinary	1,519
Address 1A Brocks Hill Drive Oadby Leicester		
UK postcode BS25 5QG		
Name	Class of shares allotted	Number allotted
Elizabeth Mallon	Ordinary	1,384
Address 6 Cherrywood Court Banbridge Co. Down		
UK postcode BT32 3XY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,726	1,842	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gerry Lane	Class of shares allotted: Ordinary	Number allotted: 7,568
Address: Highfield House Boley Cottage Lane Lichfield Staffs		
UK postcode: WS14 9JA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,778	1,843	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Pearson	Class of shares allotted: Ordinary	Number allotted: 1,778
Address: 17 Church Green Formby Liverpool Merseyside		
UK postcode: L37 2LN		
Name: Gordon Graham Daniels	Class of shares allotted: Ordinary	Number allotted: 1,843
Address: 3 Thornfield Road Tottingham Bury Lancs		
UK postcode: BL8 4BX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 14-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 1 0 3 2 0 0 6	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,569	1,489	1,647
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	790	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Charles McDonnell	Ordinary	3,058
Address: 104 Higher Walton Road Walton le Dale Preston Lancs		
UK postcode: PR5 4HR		
	Class of shares allotted	Number allotted
Name: Anthony Nancarrow	Ordinary	1,647
Address: 84 Woodhouses Road Burntwood Staffs		
UK postcode: WS7 9EJ		
	Class of shares allotted	Number allotted
Name:	Ordinary	
Address:		
UK postcode: LE2 5PE		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ **Date** 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,282	1,569	1,489
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Piush Desai	Ordinary	1,282
Address Permanent House Horsefair Street Leicester		
UK postcode LE1 5BJ		
Name	Class of shares allotted	Number allotted
Glyn Evans	Ordinary	3058
Address 29 Fairstone Hill Oadby Leicester		
UK postcode LE2 5RN		
Name	Class of shares allotted	Number allotted
	Ordinary	
Address		
UK postcode LE2 5PE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 10-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,756	1,325	1,216
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	795.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Timothy Heydon	Ordinary	1,756
Address The Old House Gynwell Naseby Northants		
UK postcode NN6 6DB		
Name	Class of shares allotted	Number allotted
William Jones	Ordinary	2,541
Address Ferwig Cross Inn Llandysul Dyfed		
UK postcode SA44 6NG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 06-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,812	1,586	1,733
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name John Hennigan	Ordinary	5,812
Address 1 Woodlands Court Oadby Leicester		
UK postcode LE2 4QE		
Name Mark Jones	Ordinary	1,586
Address 2 Fell Close Saddington Grange Fleckney Leics		
UK postcode LE8 8DG		
Name Adrian Hallard	Ordinary	1,733
Address Hay House Farm Belmont Road Ipstones Staffs		
UK postcode ST10 2JR		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02 03 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,511	12,483	1,605
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Michael Hughes	Ordinary	1,511
Address: 27 Hillcrest Avenue Market Harborough Leicester		
UK postcode: LE16 7AR		
Name: Mark Griffin	Ordinary	12,483
Address: 3 The Gables Upper Packington Road Ashby de la Zouch Leics		
UK postcode: LE65 1EH		
Name: Martyn Jackson	Ordinary	1,605
Address: 198 Rugby Road Milverton Leamington Spa		
UK postcode: CV32 6DU		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 06-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 2	0 3	2 0 0 6			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,532	1,454	1,590
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Kevin Finch	Ordinary	2,986
Address: Oaklands Mill Lane Exton Exeter		
UK postcode: EX3 0PH		
Name: Virginia Kilgallen	Ordinary	1,590
Address: 75 Leicester Road Oadby Leicester		
UK postcode: LE2 4DF		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** 06-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,412	1,592	5,964
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mark Evans	Class of shares allotted: Ordinary	Number allotted: 1,412
Address: 12 Speedwell Road Mountsorrel Loughborough Leics		
UK postcode:		
Name: Stewart Fraser	Class of shares allotted: Ordinary	Number allotted: 7,556
Address: 10 Gaskell Avenue Knutsford		
UK postcode: WA16 0DA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 06-Mar-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,538		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	754.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: James Aspinwall Address: 14 Dempsey Close Lutterworth Leics UK postcode: LE17 4GL	Ordinary	5,538
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park,Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,306	75	1,557
Nominal value of each share	0.50	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	837	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Kevin Chowne	Ordinary	6,381
Address: 13 Glebe Road West Bridgford Notts		
UK postcode: NG2 6DS		
	Class of shares allotted	Number allotted
Name: David Churchill	Ordinary	1,557
Address: 2 Cammon Hill 22 High Street Kibworth Leics		
UK postcode: LE8 0LR		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,360	1,000	1,228
Nominal value of each share	0.50	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Nicholas Cooper	Class of shares allotted: Ordinary	Number allotted: 1,360
Address: 24 Heron Road Oakham Rutland		
UK postcode: LE15 6BN		
Name: Mark Clarke	Class of shares allotted: Ordinary	Number allotted: 2,228
Address: 55 Forest Road Markfield Leicester		
UK postcode: LE67 9UN		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,509	5,913	1,673
Nominal value of each share	0.50	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.4	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Andrew Dunn	Class of shares allotted: Ordinary	Number allotted: 1,509
Address	64 Thirlmere Road Barrow upon Soar Loughborough Leics		
UK postcode	LE12 8QQ		
Name	Paul Cooper	Class of shares allotted: Ordinary	Number allotted: 5,913
Address	75 Leam Terrace Leamington Spa		
UK postcode	CV31 1DE		
Name	Anna Maria Davies	Class of shares allotted: Ordinary	Number allotted: 1,673
Address	13 Lord Crewe Close Newbold Verdon Leics		
UK postcode	LE9 9LP		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,621		
Nominal value of each share	0.50		
Amount (if any) paid or due on each share *(including any share premium)*	754.4		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Norah Dwyer	Ordinary	1,621
Address: 24 Mill End Lane Alrewis Burton on Trent		
UK postcode: DE13 7BX		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:	Ordinary	1,673
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sue Kettell, Share Scheme Admin, Alliance & Leicester Carlton Park, Narborough, Leicester LE19 0AL Tel 0116 200 2778 DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,754	11,792	8,977
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	795	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinb...

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Stuart Dawkins	Class of shares allotted: Ordinary	Number allotted: 23,523
Address: 1 Central Avenue Clarendon Park Leicester		
UK postcode: LE2 1TB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,578	13,676	867
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	754.5	905.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Stuart Dawkins	Class of shares allotted: Ordinary	Number allotted: 19,121
Address: 1 Central Avenue Clarendon Park Leicester		
UK postcode: LE2 1TB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park,Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,740	6,440	1,044
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Nigel Cadman Address: 43 Talbot Way Nantwich Cheshire UK postcode: CW5 7RR	Ordinary	3,740
Name: Alasdair Cameron Address: 2 Cammon Hill Cammo Edinburgh UK postcode: EH4 8EY	Ordinary	6,440
Name: Tanya Carroll Address: 3 Osborne Road Altrincham Cheshire UK postcode: WA15 8EU	Ordinary	1,044
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	600	5,812	
Nominal value of each share	0.50	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	8.37	754.50	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Sandy Buy	Class of shares allotted: Ordinary	Number allotted: 6,412
Address: 28 Robotham Close Narborough Leicester		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,325	2,968	1,338
Nominal value of each share	0.50	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.50	754.50	754.50

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Karl Ambler	Ordinary	1,325
Address: 66 Repton Road Hartshorne Sth Derbyshire		
UK postcode:		
Name: Christopher Annis	Ordinary	2,968
Address: Acorn House High Street Buxted East Sussex		
UK postcode: TN22 4JU		
Name: John Arthur	Ordinary	1,338
Address: 6 Westfield Close Market Harborough Leics		
UK postcode: LE16 9DX		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 / 02 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,779	2,095	1,980
Nominal value of each share	0.50	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.50	754.50	754.50

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: David Austen	Ordinary	6,874
Address: 6 Biggs Close, Whetstone, Leicester		
UK postcode: LE8 6WG		
Name: Gary Benfield	Ordinary	1,980
Address: 7 Broadoaks, Darland Lane, Rossett, Wrexham		
UK postcode: LL12 0FA		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,726	6,090	1,736
Nominal value of each share	0.50	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.50	754.50	754.50

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	**Class of shares allotted**	**Number allotted**
Pamela Blackburn	Ordinary	1,726
Address 14 The Paddock Crick Northants		
UK postcode NN6 7XG		
Name	**Class of shares allotted**	**Number allotted**
James Bone	Ordinary	6,090
Address 2 Lynmouth Drive Gilmorton Lutterworth Leics		
UK postcode LE17 5PG		
Name	**Class of shares allotted**	**Number allotted**
Stephen Burton	Ordinary	1,736
Address 12 Elliot Close Whetstone Leicester		
UK postcode LE8 6XX		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	134	6,471	6,785
Nominal value of each share	0.50	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.37	754.50	754.50

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Ginny Broad	Ordinary	6,605
Address: Glebe House 13 Station Road Market Bosworth Leics		
UK postcode: CV13 0JS		
Name: Mark Browne	Ordinary	6,785
Address: 14 Brockshill Drive Oadby Leicester		
UK postcode: LE2 5RD		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ **Date** 28-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964 **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	02	200			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,515	2,222	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.32	364.4	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	5,737
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 23-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

28-Feb-06

Alliance Leicester

2002 3 Year Maturity 9th Tranche

Name		Address					Total Options Exercised
BRENDA	COOKSON	53 Muspratt Road	Seaforth	Liverpool	Merseyside	L21 4NW	180
NADEGE	GONSALVES	10 Dalton Road	Ipswich	Suffolk		IP1 2HT	601
GEMMA	HOLYLAND	5 Westfield Avenue	Countesthorpe	Leicester		LE8 5PL	601
GRAHAM	NELSON	55 Alt Road	Formby	Liverpool	Merseyside	L37 6DB	901
NAINA	POPAT	60 Windrush Drive	Oadby	Leicester		LE2 4GJ	1232
							3515

28-Feb-06

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2000 5 Year Maturity 9th Tranche

Name		Address					Total Options Exercised
CATHRINE	HICKEY	7 Smallshaw Close	Ashton-In-Makerfield	Wigan	Lancashire	WN4 9LW	1852
PAULA	PAGE	85 Bodmin Road	Old Springfield	Chelmsford	Essex	CM1 6LL	370
							2222

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	51	1,077	2,582
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.68	6.89	6.32

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 3,710
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 22-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

6.58

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 23.09.05

Alliance Leicester

Early Exercise 2004 Scheme

Name				**Address**				**Total Options Exercised**
MRS	SUSAN	THORNBY	8 EARLSFIELD	ALDINGTON	ASHFORD	KENT	TN25 7DR	51
								51

6.89

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 23.09.05

Alliance Leicester

Early Exercise 2003 Scheme

Name			**Address**				**Total Options Exercised**
MS	MAUREEN	WILLCOCKS	57 THORNEYCROFT CLOSE	WALTON ON THAMES	SURREY	KT12 2YB	1077
							1077

6.32

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 04.04.05

Alliance Leicester 23.09.05

Early Exercise 2002 Scheme

Name				Address				Total Options Exercised
MR	PAUL	FROST	53 SOUTH ROAD	TAUNTON	TA1 3DU			503
MS	JULIE	LUCK	13 FARM GROUND CLOSE	TONBRIDGE	KENT	TN9 2LA		402
MRS	MARGARET	MEAKIN	56 SHORE ROAD	AINSDALE	SOUTHPORT	MERSEYSIDE	PR8 2PY	1677
								2582

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,019	1,951	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	364.4	632	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE SCHEDULE ATTACHED	Ordinary	6,019
Address:		
UK postcode:		
Name: SEE SCHEDULE ATTACHED	Ordinary	1,951
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 14-Feb-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

14-Feb-06

Alliance Leicester

2000 5 Year Maturity 8th Tranche

Name		Address					Total Options Exercised
JONATHAN	HINTON	Formby Point Caravan Park	Lifeboat Road	Formby	Liverpool	L37 2EB	3241
SARLA	MISTRY	30 Bishop Ken Road	Harrow Weald	Middlesex		HA3 7HY	2778
							6019

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

14-Feb-06

Alliance Leicester

2002 3 Year Maturity 8thTranche

Name			Address				Total Options Exercised
ANDREA	BARTLE	17 Whitegates Field	Wigston	Leicestershire		LE18 3PS	300
CERIAN	BRAUNER	Ynys Lletty Farm	Garnswllt Road	Pontarddulais	Swansea	SA4 1QH	150
BHAVIKA	CHAUHAN	8 Denman Lane	Huncote	Leicester		LE9 3BS	120
KIMBERLEY	FITTON	10 Watson Avenue	Market Harborough	Leicestershire		LE16 9NA	300
SEEMA	GHAI	40 Derby Lane	Cavendish	Derby	Derbyshire	DE23 8UA	601
HILARY	KILBURN	29 Ridge View Drive	Birkby	Huddersfield	West Yorkshire	HD2 2EX	120
SHIRLEY	MCKELVIE	9 Rigwoodie Place	Alloway	Ayr		KA7 4PR	180
JAYESH	PANKHANIA	49 Milton Crescent	Leicester			LE4 0PA	180
							1951

RNS Number:0799Z
Alliance & Leicester PLC
28 February 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Pym	Yes	Yes	29,409	Nil*
Richard Pym	Yes	Yes	54,924	Nil**
Richard Pym	Yes	Yes	38,228	Nil ***
Richard Pym	Yes	Yes	22,365	Nil****

* Exercise of options granted under the 2000 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

** Exercise of options granted under the 2001 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

*** Exercise of options granted under the 2002 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

**** Exercise of options granted under the 2003 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.10p

Mr Pym sold 59,570 of the 144,926 shares on the London Stock Exchange at £11.239865 per share to fund the tax and national insurance costs and retained the balance of 85,356.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to a Director as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Pym

7. State the nature of the transaction

Exercise of options granted under the Deferred Bonus Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to sh

File No. 82-4964

acquired

144,926

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

59,570

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£11.239865

13. Date and place of transaction

27 February 2006 - London Stock Exchange

14. Date issuer informed of transaction

27 February 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

28 February 2006

END

RNS Number:0802Z
Alliance & Leicester PLC
28 February 2006

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Banks	Yes	Yes	11,689	Nil*

* Exercise of options granted under the 2003 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.10p

Mr Banks sold 4,805 of the 11,689 shares on the London Stock Exchange at £11.239865 per share to fund the tax and national insurance costs and retained the balance of 6,884 shares.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Banks

7. State the nature of the transaction

Exercise of options granted under the Deferred Bonus Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

11,689

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

4,805

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£11.239865

13. Date and place of transaction

27 February 2006 - London Stock Exchange

14. Date issuer informed of transaction

27 February 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

28 February 2006

END

File No. 82-4964

RNS Number:0804Z
Alliance & Leicester PLC
28 February 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
David Bennett	Yes	Yes	14,336	Nil*
David Bennett	Yes	Yes	9,642	Nil**

* Exercise of options granted under the 2002 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

** Exercise of options granted under the 2003 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.10p

Mr Bennett sold 9,856 of the 23,978 shares on the London Stock Exchange at £11.239865 per share to fund the tax and national insurance costs and retained the balance of 14,122.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David Bennett

7. State the nature of the transaction

Exercise of options granted under the Deferred Bonus Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

23,978

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

9,856

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£11.239865

13. Date and place of transaction

27 February 2006 - London Stock Exchange

14. Date issuer informed of transaction

27 February 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

28 February 2006

END

RNS Number:0809Z
Alliance & Leicester PLC
28 February 2006

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Simon Baum	Yes		8,164	Nil€
Simon Baum	Yes		11,793	£8.055*
Simon Baum	Yes		5,600	£8.37**
Simon Baum	Yes		11,714	£7.95***
Simon Baum	Yes		9,277	£7.545****
Simon Baum	Yes		3,724	£8.055€€

€ Exercise of options granted under the 2003 Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

*Exercise of options granted under the 2001 (July) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.055

**Exercise of options granted under the 2002 (Mar) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.37

***Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95

**** Exercise of options granted under the 2003 (Feb) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.545

€€ Exercise of options granted under the 2001 (July) Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £8.055

Mr Baum sold all 50,272 shares on the London Stock Exchange at £11.194407 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

File No. 82-4964

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

50,272

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

50,272

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

27 February 2006 - London Stock Exchange

14. Date issuer informed of transaction

27 February 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

28 February 2006

END

RNS Number:0806Z
Alliance & Leicester PLC
28 February 2006

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Christopher Rhodes	Yes	Yes	8,879	Nil*

* Exercise of options granted under the 2003 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.10p

Mr Rhodes sold 3,650 of the 8,879 shares on the London Stock Exchange at £11.239865 per share to fund the tax and national insurance costs and retained the balance of 5,229 shares.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to a Director as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Christopher Rhodes

7. State the nature of the transaction

Exercise of options granted under the Deferred Bonus Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

8,879

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

File No. 82-4964

3,650

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£11.239865

13. Date and place of transaction

27 February 2006 - London Stock Exchange

14. Date issuer informed of transaction

27 February 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

28 February 2006

END

RNS Number:0810Z
Alliance & Leicester PLC
28 February 2006

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Stuart Dawkins	Yes		1,442	Nil€
Stuart Dawkins	Yes		5,724	Nil€€
Stuart Dawkins	Yes		8,977	£8.055*
Stuart Dawkins	Yes		3,136	£8.37**
Stuart Dawkins	Yes		11,792	£7.95***
Stuart Dawkins	Yes		7,952	£7.545****
Stuart Dawkins	Yes		2,754	£8.055£
Stuart Dawkins	Yes		867	£9.005££

€ Exercise of options granted under the 2002 Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

€€ Exercise of options granted under the 2003 Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

*Exercise of options granted under the 2001 (July) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.055

**Exercise of options granted under the 2002 (Mar) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.37

***Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95

**** Exercise of options granted under the 2003 (Feb) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.545

£ Exercise of options granted under the 2001 (July) Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £8.055

££ Exercise of options granted under the 1998 (Mar) Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £9.005

Mr Dawkins sold 36,287 of the 42,644 shares on the London Stock Exchange at £11.194407 per share and retained the balance of 6,357 shares

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

File No. 82-4964

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

42,644

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

36,287

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

27 February 2006 - London Stock Exchange

14. Date issuer informed of transaction

27 February 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

28 February 2006

END

RNS Number:0812Z
Alliance & Leicester PLC
28 February 2006

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Ian Lawrence	Yes		11,240	Nil€
Ian Lawrence	Yes		9,774	£7.545*
William Sutton	Yes		9,740	Nil€
William Sutton	Yes		9,940	£7.545*
Gary Wilkinson	Yes		6,128	Nil€
Gary Wilkinson	Yes		8,283	£7.545*
Stephen Leonard	Yes		5,364	Nil€
Stephen Leonard	Yes		7,620	£7.545*
Andrew Lee	Yes		555	£9.005€€

€ Exercise of options granted under the 2003 Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

* Exercise of options granted under the 2003 (Feb) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.545

€€ Exercise of options granted under the 1998 (Mar) Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £9.005

Mr Lawrence sold all 21,014 shares on the London Stock Exchange at £11.194407 per share.
M Sutton sold all 19,680 shares on the London Stock Exchange at £11.194407 per share.
Mr Wilkinson sold all 14,411 shares on the London Stock Exchange at £11.194407 per share.
Mr Leonard sold all 12,984 shares on the London Stock Exchange at £11.194407 per share.
Mr Lee sold all 555 shares on the London Stock Exchange at £11.194407 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to PDMR's as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

68,644

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

68,644

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

27 February 2006 - London Stock Exchange

14. Date issuer informed of transaction

27 February 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

28 February 2006

END

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Graham Pilkington	Yes		14,578	Nil^
Graham Pilkington	Yes		13,253	£7.54½*
Laurence Permutt	Yes		5,082	Nil^
Laurence Permutt	Yes		9,774	£7.54½*
Laurence Permutt	Yes		7,972	£7.95**
Laurence Permutt	Yes		6,466	£8.37***

^ Exercise of options granted under the 2003 Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

* Exercise of options granted under the 2003 (Feb) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.54½

** Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95

*** Exercise of options granted under the 2002 (Mar) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.37

Mr Permutt sold all 33,067 shares on the London Stock Exchange at £10.720487 per share.
Mr Pilkington sold 16,957 out of 27,831 shares on the London Stock Exchange at £10.720487 per share retaining the balance of 10,874.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to PDMR's as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

60,898

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

50,024

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

28 February 2006

London Stock Exchange

14. Date issuer informed of transaction

28 February 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

1 March 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Shaun Astley	Yes		7,024	Nil^
Shaun Astley	Yes		11,597	£7.54½*
Michael Thomas	Yes		8,262	Nil^
Michael Thomas	Yes		9,609	£7.54½*
Michael Thomas	Yes		5,543	£8.37**

^ Exercise of options granted under the 2003 Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

* Exercise of options granted under the 2003 (Feb) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.54½

** Exercise of options granted under the 2002 (Mar) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.37

Mr Astley sold all 18,621 shares on the London Stock Exchange at £10.749538 per share.
Mr Thomas sold all 23,414 shares on the London Stock Exchange at £10.717974 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to PDMR's as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

42,035

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

42,035

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

1 March 2006

London Stock Exchange

14. Date issuer informed of transaction

1 March 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

1 March 2006

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
T S Lloyd	Yes		9,184	Nil	9 March 2006
S K Astley	Yes		12,310	Nil	9 March 2006
G Pilkington	Yes		16,286	Nil	9 March 2006
S Murphy	Yes		6,250	Nil	9 March 2006
S Baum	Yes		9,374	Nil	9 March 2006
G Wilkinson	Yes		8,712	Nil	9 March 2006
S Dawkins	Yes		6,628	Nil	9 March 2006
B P Glover	Yes		9,848	Nil	9 March 2006
M Thomas	Yes		10,036	Nil	9 March 2006
A Lee	Yes		6,628	Nil	9 March 2006
A Robinson	Yes		3,314	Nil	9 March 2006
W E Sutton	Yes		9,090	Nil	9 March 2006
S Leonard	Yes		8,048	Nil	9 March 2006

3. Period during which or date on which it can be exercised

Period of Exercise 09/03/2009 to 08/03/2013

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Nil cost options granted under the Alliance & Leicester Deferred Bonus Scheme.

7. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

10 March 2006

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
R A Pym	Yes	Yes	63,477	Nil	9 March 2006
R L Banks	Yes	Yes	31,738	Nil	9 March 2006
D J Bennett	Yes	Yes	37,280	Nil	9 March 2006
C S Rhodes	Yes	Yes	34,257	Nil	9 March 2006
T S Lloyd	Yes		14,102	Nil	9 March 2006
S K Astley	Yes		17,608	Nil	9 March 2006
G Pilkington	Yes		20,146	Nil	9 March 2006
S Murphy	Yes		10,798	Nil	9 March 2006
S Baum	Yes		12,934	Nil	9 March 2006
G Wilkinson	Yes		12,007	Nil	9 March 2006
S Dawkins	Yes		11,000	Nil	9 March 2006
F Rodford	Yes		13,619	Nil	9 March 2006
B P Glover	Yes		13,538	Nil	9 March 2006
M Thomas	Yes		20,146	Nil	9 March 2006
A Lee	Yes		12,305	Nil	9 March 2006
A Robinson	Yes		10,727	Nil	9 March 2006
W E Sutton	Yes		13,740	Nil	9 March 2006
R Hopwood	Yes		12,088	Nil	9 March 2006
I Buchanan	Yes		20,146	Nil	9 March 2006
S Leonard	Yes		11,121	Nil	9 March 2006

3. Period during which or date on which it can be exercised

Exercise Period 09/03/2009 – 08/03/2011

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Nil cost options granted under the Alliance & Leicester Long Term Incentive Plan.

7. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

10 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
R A Pym	Yes	Yes	2,840	10.56	9 March 2006
S Baum	Yes		2,840	10.56	9 March 2006
S Astley	Yes		2,840	10.56	9 March 2006
I Buchanan	Yes		2,840	10.56	9 March 2006
R Hopwood	Yes		2,840	10.56	9 March 2006

3. Period during which or date on which it can be exercised

Exercise Period 09/03/2009 to 08/03/2016

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under the Alliance & Leicester Approved Company Share Option Scheme

7. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

10 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
R A Pym	Yes	Yes	41,904	10.56	9 March 2006
R L Banks	Yes	Yes	22,372	10.56	9 March 2006
D J Bennett	Yes	Yes	26,278	10.56	9 March 2006
C S Rhodes	Yes	Yes	24,147	10.56	9 March 2006
T S Lloyd	Yes		8,285	10.56	9 March 2006
S K Astley	Yes		7,505	10.56	9 March 2006
G Pilkington	Yes		11,837	10.56	9 March 2006
S Murphy	Yes		6,344	10.56	9 March 2006
S Baum	Yes		4,759	10.56	9 March 2006
G Wilkinson	Yes		7,054	10.56	9 March 2006
S Dawkins	Yes		6,463	10.56	9 March 2006
F Rodford	Yes		8,001	10.56	9 March 2006
B P Glover	Yes		7,954	10.56	9 March 2006
M Thomas	Yes		11,837	10.56	9 March 2006
A Lee	Yes		7,230	10.56	9 March 2006
A Robinson	Yes		6,303	10.56	9 March 2006
W E Sutton	Yes		8,072	10.56	9 March 2006
R Hopwood	Yes		4,262	10.56	9 March 2006
I Buchanan	Yes		8,997	10.56	9 March 2006
S Leonard	Yes		6,534	10.56	9 March 2006

3. Period during which or date on which it can be exercised

Period of Exercise 09/03/2009 to 08/03/2016

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under the Alliance & Leicester Unapproved Company Share Option Scheme

7. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

10 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Mr Rodney Duke		Yes	5,000	£10.657737

Purchase of shares by Mr Rodney Duke

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Rodney Duke

7. *State the nature of the transaction*

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

5,000

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

12. Price per share or value of transaction

£10.657737

13. Date and place of transaction

10 March 2006 – London Stock Exchange

14. Date issuer informed of transaction

10 March 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

13 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Mrs Margaret Salmon		Yes	4,000	£10.6385

Purchase of shares by Mrs Margaret Salmon to be held by Rensburg Sheppards as nominee.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Rensburg Sheppards

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

4,000

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

12. Price per share or value of transaction

£10.6385

13. Date and place of transaction

8 March 2006 – London Stock Exchange

14. Date issuer informed of transaction

13 March 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

13 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Alliance & Leicester plc - announcement in accordance with DR 3.1.4 of the listing rules.

On 13 March 2006, Mr Banks transferred 7,019 shares to Mrs Elaine Banks. Mr Banks retains a total holding of 52,731Ordinary Shares of 50p each in Alliance & Leicester plc.

Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

15 March 2006

File No. 82-4964

REPORT AND ACCOUNTS AVAILABLE ONLINE

The 2005 Annual Report and Accounts for Alliance & Leicester plc are now available on the Company's Website, www.alliance-leicester-group.co.uk.